Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

among

FLORA BLOOM HOLDINGS,

FLORA FRAGRANCE HOLDINGS LIMITED

and

LJ INTERNATIONAL INC.

Dated as of March 22, 2013

i

ii

iii

AGREEMENT AND PLAN OF MERGER, dated as of March 22, 2013 (this “Agreement”), among Flora Bloom Holdings, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Flora Fragrance Holdings Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and LJ International Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the British Virgin Islands Business Companies Act, 2004, as amended (the “BVI Companies Act”), Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee of the Company Board (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the approval of this Agreement and the Transactions by the shareholders of the Company at the Shareholders’ Meeting (as defined below);

WHEREAS, the board of directors of each of Parent and Merger Sub has approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement and the consummation of the Transactions;

WHEREAS, Urban Prosperity Holding Limited, a Cayman Islands company (the “Sponsor”) and Mr. Yu Chuan Yih (the “Chairman”) entered into a Consortium Agreement, dated as of August 13, 2012, providing that, among other things, the Chairman will vote his Shares (as defined below) in favor of the approval of this Agreement and the Transactions;

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Chairman has executed and delivered to Parent a rollover agreement, dated as of the date hereof (the “Chairman Rollover Agreement”), pursuant to which, subject to the terms and conditions set forth therein, the Chairman will subscribe for newly issued shares in Parent immediately prior to the Closing, and agree to the cancellation of all of the Shares held by him (such shares, the “Chairman Rollover Shares”);

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain members of the senior management of the Company (collectively, the “Management Rollover Persons”) have executed and delivered to Parent a rollover agreement, dated as of the date hereof (the “Management Rollover Agreement”), pursuant to which, subject to the terms and conditions set forth therein, the Management Rollover Persons will (a) subscribe for newly issued shares in

Parent immediately prior to the Closing, and agree to the cancellation of all of the Shares held by each of them (such shares, the “Management Rollover Shares”), and/or (b) receive newly created options of Parent immediately prior to the Closing, and agree to the cancellation of all of the Company Options held by each of them;

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Mr. Zhicheng Shi (“Mr. Shi”) and certain of his affiliates (collectively with Mr. Shi, the “Mr. Shi Shareholders”) have executed and delivered to Parent a rollover agreement, dated as of the date hereof (the “Shi Rollover Agreement”; together with the Chairman Rollover Agreement and the Management Rollover Agreement, the “Rollover Agreements”;), pursuant to which, subject to the terms and conditions set forth therein, Mr. Shi Shareholders will subscribe for newly issued shares in Parent immediately prior to the Closing, and agree to the cancellation of all of the Shares held by each of them (such shares, the “Mr. Shi Rollover Shares”);

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of the Chairman, the Management Rollover Persons and the Mr. Shi Shareholders has executed and delivered to Parent a voting agreement, dated as of the date hereof (collectively, the “Voting Agreements”), providing that, among other things, the Chairman and the Management Rollover Persons will vote their Shares in favor of the approval of this Agreement and the Transactions; and

WHEREAS, after the date hereof, other shareholders of the Company may enter into agreements with Parent providing for (a) the cancellation of Shares not exceeding 10% in the aggregate of the outstanding share capital of the Company (the “Subsequent Rollover Shares” and together with the Chairman Rollover Shares, and Management Rollover Shares and the Mr. Shi Rollover Shares, the “Rollover Shares”) held by such shareholders (the “Subsequent Rollover Shareholders”, together with the Chairman, the Management Rollover Persons and Mr. Shi Shareholders, the “Rollover Shareholders”) and the subscription for newly issued shares in Parent, immediately prior to the Closing, and (b) the voting by the Subsequent Rollover Shareholders in favor of the approval of this Agreement and the Transactions, in each case on terms and conditions that are substantially similar to the Rollover Agreements and the Voting Agreements, respectively.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01 The Merger.

Upon the terms of this Agreement and subject to the conditions set forth in Article VII, and in accordance with the BVI Companies Act, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) under the laws of the British Virgin Islands as a wholly-owned subsidiary of Parent.

SECTION 1.02 Closing; Closing Date.

Unless this Agreement shall have been terminated pursuant to Section 8.01, and unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place at 9:00 p.m. (Hong Kong time) at the offices of Fried, Frank, Harris, Shriver & Jacobson, 1601 Chater House, 8 Connaught Road Central, Hong Kong on a date to be specified by the Company and Parent (the “Closing Date”), but in any event no later than the third (3rd) Business Day after the satisfaction or, to the extent permitted, or waiver by the Party or Parties entitled to the benefits of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement.

SECTION 1.03 Effective Time.

On the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) and articles of merger (the “Articles of Merger”) in the form set out in Annex A and the parties shall file the Articles of Merger and other documents required under the BVI Companies Act to effect the Merger with the Registrar of Corporate Affairs of the British Virgin Islands as provided by Section 171(2) of the BVI Companies Act. The Merger shall become effective on the date specified in the Articles of Merger in accordance with the BVI Companies Act (the “Effective Time”).

SECTION 1.04 Memorandum and Articles of Association of Surviving Corporation.

At the Effective Time, the memorandum and articles of association of the Company, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Corporation until thereafter amended as provided by law and such memorandum and articles of association and subject to Section 6.07.

SECTION 1.05 Directors and Officers.

The parties hereto shall take all actions necessary so that immediately after the Effective Time (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, (b) the officers (other than the directors) of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, and (c) the Chairman shall be the chairman of Parent, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Corporation.

SECTION 1.06 Effects of the Merger.

The Merger shall have the effects specified in Section 173 of the BVI Companies Act.

ARTICLE II

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 2.01 Effect of Merger on Issued Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a) (i) each ordinary share, par value US$0.01 per share, of the Company (a “Share” or, collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time (other than the Rollover Shares, the Dissenting Shares (as defined below) and any Shares owned by Parent, the Company or any Subsidiary of Parent or the Company (if any) (collectively, the “Excluded Shares”)) shall be cancelled in consideration for the right to receive US$2.00 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04; and (ii) all of the Shares (other than the Excluded Shares) shall cease to exist and shall thereafter represent only the right to receive the Per Share Merger Consideration without interest, and the register of members of the Company will be amended accordingly;

(b) each Excluded Share, other than the Dissenting Shares (which will be cancelled in accordance with Section 2.03), shall by virtue of the Merger and without any action on the part of its holder, be cancelled and cease to exist, without payment of any consideration or distribution therefor; and

(c) each ordinary share, par value US$0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share, par value US$0.01 per share, of the Surviving Corporation. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation, which shall be reflected in the register of members of the Surviving Corporation.

SECTION 2.02 Share Incentive Plans and Outstanding Company Options.

(a) As soon as practicable following the date hereof, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall use its reasonable best efforts to take all necessary action, including obtaining the consent of the individual holders, if necessary, to (i) terminate the Company’s Share Incentive Plans, and any relevant award agreements applicable to the Share Incentive Plans, as of the Effective Time, and (ii) otherwise effectuate the provisions of this Section 2.02.

(b) Promptly following the date hereof, the Company will use its reasonable best efforts to cause each holder of a Company Option to sign a consent, in a form reasonably acceptable to Parent, providing that each Company Option that is outstanding and unexercised immediately prior to the Effective Time (other than the Company Options subject to the Management Rollover Agreement), whether or not vested, shall automatically, as of the Effective Time, by virtue of the Merger and without any other action on the part of the holder of such Company Option, become fully vested and converted into the right to receive, as soon as practicable after the Effective Time (without interest), a cash payment with respect thereto equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Company Option and (ii) the number of Shares underlying such Company Option.

(c) Notwithstanding the provisions of Sections 2.02(a) and 2.02(b) above, the Company Options subject to the Management Rollover Agreement shall be treated in the Merger in accordance with the terms and conditions in the Management Rollover Agreement.

SECTION 2.03 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the BVI Companies Act, Shares that are outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their appraisal rights in accordance with Section 179 of the BVI Companies Act (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall be cancelled in consideration for the right to receive only the payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 179, except that all Shares held by Dissenting Shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under Section 179 of the BVI Companies Act shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be and be deemed to have been cancelled, as of the Effective Time, in consideration for the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04.

(b) The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law and received by the Company relating to its shareholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the BVI Companies Act. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(c) In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 179(2) of the BVI Companies Act, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to Section 179(4) of the BVI Companies Act within seven (7) days of the approval of the Merger by shareholders of the Company at the Shareholders’ Meeting.

SECTION 2.04 Exchange of Share Certificates, etc.

(a) Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company that is reasonably satisfactory to the Company to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Sections 2.01(a) and 2.02 (collectively, the “Merger Consideration”). At the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit, with the Paying Agent, for the benefit of the holders of Shares and Company Options, cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. As promptly as practicable after the Effective Time but in any event within five (5) Business Days of the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the British Virgin Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares shall be effected and contain such other provisions as Parent and the Company may mutually agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate and each registered holder of Shares which are not represented by a Share Certificate (the “Uncertificated Shares”) shall be entitled to receive in exchange therefor a cheque, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled. No interest shall be paid or will accrue on any amount payable in respect of the Shares pursuant to the provisions of this Article II. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a cheque for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, which immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(c) Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d) Untraceable Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to holders of Shares who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A holder of Shares will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed or, (y) has not been sent to such person because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Dissenting Shareholders and holders of Shares who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Corporation.

(e) Adjustments to Merger Consideration. The Per Share Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time.

(f) Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Corporation in (a) short-term direct obligations of the United States of America, (b) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, or (c) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks acceptable to Parent; provided that no such investment or losses shall affect the amount of Merger Consideration payable to the holders of the Shares and Parent shall deposit or cause to be deposited additional amounts to the extent necessary to ensure that the Exchange Fund is sufficient to pay the Merger Consideration in accordance with this Section 2.04. Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Corporation.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any income or proceeds thereof or of any investment thereof) that remains undistributed to the holders of Shares for nine (9) months after the Effective Time shall be delivered to the Surviving Corporation by the Paying Agent automatically without further action by the Surviving Corporation or Parent, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for the cash to which they are entitled pursuant to Sections 2.01(a) and 2.02. Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto.

(h) No Liability. None of the Paying Agent, Parent or the Surviving Corporation shall be liable to any holder of Shares for any such Shares (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(i) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares or Company Options such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or Company Options in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent, as the case may be. Each former holder of Shares or Company Options shall be personally responsible for the proper reporting and payment of all Taxes related to any Merger Consideration payable under this Agreement.

SECTION 2.05 No Transfers. From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company, and (b) the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Corporation for transfer or any other reason shall be canceled and (except for the Excluded Shares) exchanged for the cash consideration to which the holders thereof are entitled pursuant to Section 2.01(a).

SECTION 2.06 Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 179(8) of the BVI Companies Act.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company Disclosure Schedule (it being understood that any information set forth on one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection) or (b) the Company SEC Reports, other than disclosures in the Company SEC Reports contained in the “Risk Factors” and “Forward Looking Statements” sections or any other disclosures in the Company SEC Reports to the extent they are general, nonspecific, forward-looking or cautionary in nature, the Company hereby represents and warrants to Parent and Merger Sub that:

SECTION 3.01 Organization and Qualification.

(a) Each of the Company and each Subsidiary of the Company, including any Subsidiary formed or acquired after the date of this Agreement, is a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted. Each of the Company and each Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing, as the case may be, does not have or is not reasonably expected to result, individually or in the aggregate, a Company Material Adverse Effect.

(b) A true and complete list of all the Subsidiaries and other entities in which the Company and/or any Subsidiary owns any non-controlling equity interest, together with the jurisdiction of organization of each such Subsidiary and entity and the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Subsidiary and entity owned by the Company and/or each other Subsidiary, is set forth in Section 3.01(b) of the Company Disclosure Schedule. Except as disclosed in Section 3.01(b) of the Company Disclosure Schedule, other than the Subsidiaries (i) there are no other corporations, associations, or other entities through which the Company or any Subsidiary conducts business, or other entities in which the Company or any Subsidiary controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and (ii) neither the Company nor any Subsidiary is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership or similar arrangement.

SECTION 3.02 Memorandum and Articles of Association.

The Company has heretofore furnished to Parent a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended or modified to date, of the Company and each Subsidiary. Such memorandum and articles of association or equivalent organizational documents are in full force and effect as of the date hereof. Neither the Company nor any Subsidiary is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents.

SECTION 3.03 Capitalization.

(a) The authorized share capital of the Company consists of 100,000,000 Shares of a par value of US$0.01 per share. As of the date of this Agreement, (i) 32,072,672 Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) no Shares are held in the treasury of the Company, and (iii) 1,078,000 Shares are reserved for future issuance pursuant to outstanding Company Options granted pursuant to the Share Incentive Plans, of which 544,000 Shares are reserved for issuance pursuant to Company Options held by the Management Rollover Persons. Except as set forth in this Section 3.03, there are no options, warrants, or preemptive, conversion, redemption, share appreciation, repurchase or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or any Subsidiary to which the Company or any Subsidiary is a party or obligating the Company or any Subsidiary to issue or sell any shares or securities of, or other equity interests in, the Company or any Subsidiary. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b) Section 3.03(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date hereof: (i) the name of the Company Option recipient; (ii) the particular Share Incentive Plan pursuant to which such Company Option was granted; (iii) the number of Shares subject to such Company Option; (iv) the exercise or purchase price of such Company Option; and (v) the date on which such Company Option expires. Each grant of Company Options was validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the financial statements of the Company contained in the Company SEC Reports in accordance with GAAP consistently applied.

(c) There are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Shares or any share capital or registered capital, as the case may be, of any Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or any other person.

(d) The outstanding share capital or registered capital, as the case may be, of each Subsidiary and each other entity in which the Company and/or any Subsidiary owns any non-controlling equity interest is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each Subsidiary and each other such entity owned directly or indirectly by the Company (as set forth in Section 3.01(b) of the Company Disclosure Schedule) is owned by the Company or a Subsidiary free and clear of all Liens and other encumbrances of any nature whatsoever except for such Liens and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws. The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable Law) to receive dividends and distributions on, all equity securities of its Subsidiaries and other entities as owned by the Company or any Subsidiary.

SECTION 3.04 Authority Relative to This Agreement; Fairness.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Requisite Company Vote, to consummate the Merger and the other Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Transactions, in each case, subject only to the approval of this Agreement and the Transaction by the affirmative vote of holders of Shares representing at least a majority of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”) in accordance with Section 170 of the BVI Companies Act and the articles of association of the Company. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(b) The Special Committee comprises three (3) members of the Company Board who are not affiliated with Parent or Merger Sub and are not members of the Company’s management. The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the Company and its shareholders (other than the Rollover Shareholders and their affiliates), (ii) approved and declared advisable this Agreement and the Transactions, and (iii) resolved to recommend approval of this Agreement and the Transactions to the holders of Shares (the “Company Recommendation”). The Company Board, acting upon the unanimous recommendation of the Special Committee, has directed that this Agreement and the Transactions be submitted to the holders of Shares for approval.

(c) The Special Committee has received the written opinion of Houlihan Lokey (the “Financial Advisor”), dated the date of this Agreement, to the effect that, as of the date hereof, the Per Share Merger Consideration is fair, from a financial point of view, to the Company’s shareholders (other than the holders of Excluded Shares), a copy of which opinion will be delivered to Parent promptly after the date of this Agreement, solely for informational purposes. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement. It is agreed and understood that such opinion may not be relied on by Parent, Merger Sub or any of their respective Affiliates.

SECTION 3.05 No Conflict; Required Filings and Consents

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any Subsidiary, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of the Company or any Subsidiary pursuant to, any Contract or obligation, except, with respect to clauses (ii) and (iii), for any such violations, breaches, defaults or other occurrences which would not be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of the Proxy Statement as an exhibit to the Schedule 13E-3, and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) for compliance with the rules and regulations of the Nasdaq Global Market (“Nasdaq”), (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Corporate Affairs of the British Virgin Islands pursuant to the BVI Companies Act, (iv) for the consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Authorities set forth in Section 3.05(b) of the Company Disclosure Schedule (collectively, the “Requisite Regulatory Approvals”), and (v) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 3.06 Permits; Compliance with Laws.

(a) Each of the Company and the Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company or the Subsidiaries to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted (the “Material Company Permits”), except as would not reasonably be expected to have a Company Material Adverse Effect. No suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened. Except as disclosed in Section 3.06(a) of the Company Disclosure Schedule, all material approvals of, and filings and registrations and other requisite formalities with, Governmental Authorities in the People’s Republic of China (“PRC”) required in respect of the Company and the Subsidiaries and their capital structure and operations, including but not limited to registrations with the State Administration for Industry and Commerce (“SAIC”), the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation (“SAT”), and their respective local counterparts, have been duly completed in accordance with applicable PRC Laws. Each of the Company and its Subsidiaries has complied in all material respects with all applicable PRC Laws regarding the contribution and payment of its registered capital.

(b) Neither the Company nor any Subsidiary is in conflict with, or in default, breach or violation of, in any material respect, (i) any Law applicable to the Company or any Subsidiary (including without limitation, (A) any Laws applicable to its business, (B) any Tax Laws, (C) any Laws related to the protection of personal data and (D) any anti-corruption Laws, such as the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, and the Interim Rules on Prevention of Commercial Bribery issued by the SAIC November 15, 1996, if applicable) or by which any share, security, equity interest, property or asset of the Company or any Subsidiary is bound or affected, or (ii) Material Company Permit, except as would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Subsidiary has any knowledge, or has received any written notice or written communication, of any material non-compliance with any applicable Laws that has not been cured.

(c) The Company is aware of, and has been advised as to, the content of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the SAT, the China Securities Regulatory Commission (the “CSRC”), the SAIC and SAFE on August 8, 2006 (as amended in June 2009, the “M&A Rules”). The Merger and the consummation of the other Transactions contemplated by this Agreement are not and will not be at the Closing Date affected by the M&A Rules or any official clarifications, guidance, interpretations or implementation rules in connection with or related to the M&A Rules, including the guidance and notices issued by the CSRC on September 8 and September 21, 2006 (collectively, the “M&A Rules and Related Clarifications”). As of the date hereof, the M&A Rules and Related Clarifications did not and do not require the Company to obtain the approval of the CSRC prior to the Effective Time or the consummation of the Transactions contemplated by this Agreement.

(d) Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, representative, agent or affiliate of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

SECTION 3.07 SEC Filings; Financial Statements

(a) The Company has filed all forms, reports and documents required to be filed by it with the SEC since January 1, 2009 (the “Applicable Date”) (the forms, reports and other documents filed since the Applicable Date and those filed subsequent to the date hereof, including any amendments thereto, collectively, the “Company SEC Reports”). The Company SEC Reports (i) were prepared in accordance with either the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act and as of the date of filing in the case of Company SEC Reports filed pursuant to the Exchange Act, or, if amended, as of the date of the effectiveness of such amendment in the case of an amendment to Company SEC Reports filed pursuant to the Securities Act and as of the date of filing of such amendment in the case of an amendment to Company SEC Reports filed pursuant to the Exchange Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary is required to file any form, report or other document with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, Regulation S-X of the Securities Act and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.

(c) The Company has made available to Parent all comment letters received by the Company from the SEC or the staff thereof since the Applicable Date and all responses to such comment letters filed by or on behalf of the Company.

(d) The Company has timely filed and made available to Parent all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are designed to ensure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed annual report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed annual report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting. As used in this Section 3.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(e) The Company maintains a standard system of accounting established and administered in accordance with GAAP. The Company and its Subsidiaries maintain a system of internal accounting controls designed to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f) Except as would not reasonably be expected to have a Company Material Adverse Effect, since the Applicable Date, neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary, has received or otherwise been made aware of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any Subsidiary has engaged in questionable accounting or auditing practices. No attorney representing the Company or any Subsidiary, whether or not employed by the Company or any Subsidiary, has reported evidence of any violation of securities laws, breach of fiduciary duty or similar violation by the Company or any Subsidiary or any of their officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any Subsidiary.

(g) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq.

SECTION 3.08 Absence of Certain Changes or Events. Since December 31, 2011, except as expressly contemplated by this Agreement, (a) the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice, (b) there has not been any Company Material Adverse Effect, and (c) none of the Company or any Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.01.

SECTION 3.09 Absence of Litigation. Except as would not reasonably be expected to have a Company Material Adverse Effect, there is no litigation, suit, claim, action, demand letter, or any judicial, criminal, administrative or regulatory proceeding, hearing, investigation, or formal or informal regulatory document production request proceeding (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary, or any share, security, equity interest, property or asset of the Company or any Subsidiary, before any Governmental Authority. Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Subsidiary nor any share, security, equity interest, or material property or asset of the Company or any Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

SECTION 3.10 Labor and Employment Matters.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect, there are no controversies pending or, to the knowledge of the Company, threatened between the Company or any Subsidiary and any of their respective employees, contractors, subcontractors, agents or other persons engaged by the Company or any Subsidiary in connection with their businesses (collectively, “Company Personnel”). Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Subsidiary. Except as would not reasonably be expected to have a Company Material Adverse Effect, there are no labor unions, works councils or other organizations representing or purporting to represent any Company Personnel, nor are there any organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect the Company or any Subsidiary. Except as would not reasonably be expected to have a Company Material Adverse Effect, there are no unfair labor practice complaints pending, or to the knowledge of the Company, threatened, against the Company or any Subsidiary before any Governmental Authority. There is no strike, slowdown, work stoppage or lockout, or similar activity or, to the knowledge of the Company, threat thereof, by or with respect to any Company Personnel nor has there been any such occurrence during the past five (5) years.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, Social Security Benefits, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid in full to the appropriate Governmental Authority, or are holding for payment not yet due to such Governmental Authority, all amounts required to be withheld from or paid with respect to Company Personnel (including the withholding and payment of all individual income taxes and contributions to Social Security Benefits payable), and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have paid in full to all Company Personnel or adequately accrued for in accordance with GAAP consistently applied all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such Company Personnel and there is no claim with respect to payment of wages, salary, commission or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any persons currently or formerly employed or engaged by the Company or any Subsidiary. Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to persons employed or engaged by the Company or any Subsidiary or their labor or employment practices. Except as would not reasonably be expected to have a Company Material Adverse Effect, there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or threatened with respect to the Company. Except as would not reasonably be expected to have a Company Material Adverse Effect, there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before any Governmental Authority in any jurisdiction in which the Company or any Subsidiary has employed or employ any person.

(c) The Company has made available to Parent (i) correct and complete copies of each Company Employee Plan and each Company Employee Agreement including all amendments thereto and all related trust documents (provided that for Company Employee Agreements that are standard form agreements, the form, rather than each individual agreement, has been provided to Parent, with the exception that any Company Employee Agreement that deviates materially from the form has been separately provided to Parent), (ii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets, and, (iii) all material written Contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts.

(d) Each Company Employee Plan and each Company Employee Agreement is and has at all times been operated and administered in material compliance with the provisions thereof and all applicable Law. Except as would not reasonably be expected to have a Company Material Adverse Effect, each contribution or other payment that is required to have been accrued or made under or with respect to any Company Employee Plan has been duly accrued and made on a timely basis. There are no material claims or legal proceedings pending, or, to the knowledge of the Company, threatened against any Company Employee Plan or against the assets of any Company Employee Plan.

(e) No Company Employee Plan or Company Employee Agreement exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the Transactions (whether alone or in connection with any subsequent event(s)), will entitle any Company Personnel to (i) compensation or benefits (including any severance payment or benefit) or any increase in compensation or benefits upon any termination of employment on or after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Employee Plans or Company Employee Agreements, or (iii) cause the Company or any of its Subsidiaries to record additional compensation expense on its income statement with respect to any outstanding share option or other equity based award.

SECTION 3.11 Real Property; Title to Assets

(a) With respect to each real property owned by the Company or any Subsidiary, and all buildings, structures, improvements and fixtures thereon (the “Owned Real Property”), (i) the Company or such Subsidiary has good and marketable title, or validly granted long term land use rights and building ownership rights, as applicable, to the Owned Real Property, free and clear of Liens, except for Permitted Liens; and (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or any interest therein.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, all current leases and subleases of real property entered into by the Company or any Subsidiary, including agreements entered into with any department store or similar third party, are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases or agreements, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Subsidiary or, to the knowledge of the Company, by the other party to such lease or sublease or agreement, or person in the chain of title to such leased premises. Except as would not reasonably be expected to have a Company Material Adverse Effect, there are no contractual or legal restrictions that preclude or restrict the ability to use any real property subject to such leases or agreements by the Company or any Subsidiary for the purposes for which it is currently being used. There are no material latent defects or material adverse physical conditions affecting the real property, and improvements thereon, leased by the Company or any Subsidiary other than those that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c) Each of the Company and its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except for Permitted Liens. Except as would not reasonably be expected to have a Company Material Adverse Effect, there are no pending or, to the knowledge of the Company, threatened, condemnation or imminent domain proceedings that would affect any part of the properties or assets of each of the Company and the Subsidiaries, whether leased, subleased or owned, tangible or intangible, real, personal or mixed, in each case used or held for use in its business.

SECTION 3.12 Intellectual Property.

Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries either own or have the right to use all Intellectual Property necessary to the conduct of its business, which as currently conducted, does not infringe upon or misappropriate the Intellectual Property rights or other proprietary rights, including rights of privacy, publicity and endorsement, of any third party, and no claim has been asserted, or to the knowledge of the Company, threatened, against the Company that the conduct of the business of the Company and its Subsidiaries as currently conducted infringes upon or may infringe upon or misappropriates the Intellectual Property rights of any third party. With respect to each item of Intellectual Property owned by the Company or any Subsidiary (“Company Owned Intellectual Property”), except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or a Subsidiary is the owner of the entire right, title and interest in and to such Company Owned Intellectual Property and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company Owned Intellectual Property is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part, and to the knowledge of the Company, no person is engaging in any activity that infringes upon the Company Owned Intellectual Property. With respect to each material item of Intellectual Property licensed to the Company or a Subsidiary (“Company Licensed Intellectual Property”), the Company or a Subsidiary has the right to use such Company Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property. Except as would not reasonably be expected to have a Company Material Adverse Effect, each license of the Company Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect, and to the knowledge of the Company, no party to any license of the Company Licensed Intellectual Property is in breach thereof or default thereunder. Except as would not reasonably be expected to have a Company Material Adverse Effect, all registrations with and applications to any Governmental Authority in respect of the Company Owned Intellectual Property and the Company Licensed Intellectual Property necessary for the protection of such Intellectual Property rights under applicable Laws have been made, are valid and in full force and effect and are not subject to the payment of any Taxes or maintenance fees or the taking of any other actions by any of the Company or its Subsidiaries to maintain their validity or effectiveness. Neither the execution of this Agreement nor the consummation of any Transaction shall materially adversely affect any of the Company’s or any of its Subsidiaries’ rights with respect to the Company Owned Intellectual Property or the Company Licensed Intellectual Property.

SECTION 3.13 Taxes.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Subsidiary has timely filed all Tax Returns required to be filed by them and have paid and discharged all Taxes required to be paid or discharged (whether or not shown to be due on any Tax Return), other than such payments as are being contested in good faith by appropriate proceedings. No Governmental Authority is now asserting or, to the knowledge of the Company, threatening to assert against the Company or any Subsidiary any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith. There are no pending or, to the knowledge of the Company, threatened Actions for the assessment or collection of Taxes against the Company or any Subsidiary. The Company and its Subsidiaries have each properly and timely withheld, collected and deposited all Taxes that are required to be withheld, collected and deposited under applicable Law. Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. The accruals and reserves for Taxes reflected in the Company’s balance sheet as of December 31, 2011 are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP. There are no Tax liens upon any shares, securities, equity interests, property or assets of the Company or any of the Subsidiaries except liens for current Taxes not yet due. Neither the Company nor any Subsidiary is doing business in or engaged in a trade or business in any jurisdiction in which it has not filed all required Tax Returns, and no notice or inquiry has been received from any jurisdiction in which Tax Returns have not been filed by the Company or any Subsidiary to the effect that the filing of Tax Returns may be required. No claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction in amounts that are or reasonably expected to be material. Neither the Company nor any Subsidiary is considered a “resident enterprise” of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation. Neither the Company nor any Subsidiary is treated as a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended. All material transactions between the Company and any Subsidiary and between any of the Subsidiaries have been conducted on an arm’s-length basis. Neither the Company nor any Subsidiary has participated in a “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2).

(b) The Company and each Subsidiary have, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local Tax registration certificates and complied with all requirements imposed by such Governmental Authorities. No submissions made on behalf of the Company or any Subsidiary to any Governmental Authority in connection with obtaining Tax exemptions,

Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates. No material suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the knowledge of the Company, threatened. The consummation of the Transactions shall not have any material adverse effect on the continued validity and effectiveness of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments.

(c) The consummation of the Transactions will not give rise to any material limitation on the use of losses or other tax attributes or give rise to Taxes of the Company or any Subsidiary (including transfer Taxes) or other adverse tax consequences.

SECTION 3.14 No Secured Creditors.

Neither the Company nor any of its Subsidiaries has any secured creditors holding fixed or floating security interests.

SECTION 3.15 Material Contracts.

(a) Subsections (i) through (xi) of Section 3.15(a) of the Company Disclosure Schedule list the following types of Contracts, arrangements or understandings to which the Company or any Subsidiary is a party (such Contracts as are required to be set forth in Section 3.15(a) of the Company Disclosure Schedule being the “Material Contracts”), and none of the Company or any of its Subsidiaries is a party to or bound by any Material Contracts not listed in Section 3.15(a) of the Company Disclosure Schedule:

(i)	each Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)	each Contract which is likely to involve consideration of more than US$1,000,000, in the aggregate, over the remaining term of such Contract;

(iii)	all Contracts relating to any credit, loan or facility arrangement, guarantee or other security arrangement, or Indebtedness (whether or not incurred, assumed, guaranteed or secured by any asset of the Company or any Subsidiary) of more than US$1,000,000;

(iv)	all joint venture contracts, strategic cooperation or partnership arrangements (including cooperation or long-term agency contracts entered into at the corporate headquarters level with insurance companies) which are material to the business of the Company and its Subsidiaries, taken as a whole, or other agreements involving a sharing of profits, losses, costs or liabilities by the Company or any Subsidiary with any third party;

(v)	all Contracts relating to the purchase or sale of any Shares or other securities of the Company or any Subsidiary other than Contracts relating to Company Options;

(vi)	all Contracts that limit, or purport to limit, in any material respect, the ability of the Company or any Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time; and

(vii)	all Contracts involving any directors, officers or shareholders of the Company holding more than five percent (5%) of the share capital of the Company, or any of their respective affiliates (other than the Company or any Subsidiary) or immediate family members.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding agreement, and none of the Material Contracts is in material default by its terms or has been canceled by the other party; (ii) to the knowledge of the Company, no other party is in material breach or violation of, or default under, any Material Contract; (iii) the Company and the Subsidiaries have not received any claim of material default under any such Material Contract and, to the knowledge of the Company, no fact or event exists that could give rise to any claim of material default under any Material Contract; and (iv) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of the Company or any Subsidiary under any Material Contract. The Company has furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

SECTION 3.16 Customers and Suppliers. Section 3.16 of the Company Disclosure Schedule lists the (a) ten (10) largest customers of the Company and its Subsidiaries in respect of the wholesale business units (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries by quarter for each quarter over the fiscal year ended December 31, 2011) (each, a “Major Customer”), and (b) ten (10) largest suppliers of the Company and its Subsidiaries (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the fiscal year ended December 31, 2011) (each, a “Major Supplier”). Neither the Company nor any of its Subsidiaries has received, as of the date hereof, any written notice from any Major Customer or Major Supplier that it intends to terminate, or not renew, its relationship with the Company or such Subsidiary.

SECTION 3.17 Inventory.

Except as reserved on the consolidated financial statements contained in or incorporated by reference into the Company SEC Reports, all items of the Company’s inventory and related supplies (including raw materials, work-in-process and finished goods) (a) are accurately valued and properly reflected on such financial statements consistent with past practice; (b) are saleable, or suitable and usable for the production or completion of saleable products, in each case in the ordinary course of business as first-quality goods; (c) are not defective, obsolete or slow-moving; (d) are not excessive but adequate in relation to the current trading requirements of the Company; and (e) are valued in accordance with GAAP at the lower of cost or net realizable value.

SECTION 3.18 Insurance.

Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and its Subsidiaries (taking into account the cost and availability of such insurance), including, but not limited to, directors and officers insurance. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

SECTION 3.19 Interested Party Transactions. None of the officers or directors of the Company is presently a party to any transaction with the Company or any of its Subsidiaries which would be required to be reported under Item 404 of Regulation S-K promulgated under the Exchange Act (other than for services as employees, officers or directors), including any Contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer or director or, to the Knowledge of the Company, any entity in which any officer or director has a substantial interest or is an officer, director, trustee or partner other than for (a) transactions described in the Company SEC Reports, (b) payment of salary under applicable employment agreements, (c) reimbursement for reasonable out-of-pocket expenses incurred on behalf of the Company and (d) other employee benefits, including stock option agreements under any stock option plan of the Company.

SECTION 3.20 Derivative Transaction.

Except as would not reasonably be expected to have a Company Material Adverse Effect, all Derivative Transactions entered into by the Company were, and any Derivative Transactions entered into after the date hereof will be, entered into in accordance with applicable Laws, and the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries (which policies, practices and procedures are reasonable and appropriate), and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and bear the risks of such Derivative Transactions. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries have, and will have, duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are and will be no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests) or defaults or allegations or assertions of such by any party thereunder.

SECTION 3.21 Anti-Takeover Provisions. The Company is not party to a shareholder rights agreement, “poison pill” or similar agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

SECTION 3.22 Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent Disclosure Schedule, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

SECTION 4.01 Corporate Organization.

Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and British Virgin Islands, respectively, and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement. Each of Parent and Merger Sub has made available to the Company complete and correct copies of its memorandum and articles of association as currently in effect.

SECTION 4.02 Authority Relative to This Agreement.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

SECTION 4.03 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder, (ii) for compliance with the rules and regulations of Nasdaq, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Corporate Affairs of the British Virgin Islands pursuant to the BVI Companies Act, (iv) for the Requisite Regulatory Approvals, and (v) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not be expected to, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement.

SECTION 4.04 Financing; Equity Rollover.

(a) Parent has delivered to the Company true and complete copies of (i) an executed equity commitment letter from affiliate(s) of the Sponsor (the “Equity Commitment Letter”) pursuant to which such affiliate(s) of the Sponsor have committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, equity securities of Parent up to the aggregate amount set forth therein (the “Equity Financing”) and which provides for the Company to be a third party beneficiary thereof, and (ii) the Rollover Agreements (together with the Equity Commitment Letter, the “Financing Commitments”) pursuant to which, subject to the terms and conditions therein, the Chairman, the Management Rollover Persons and the Mr. Shi Shareholders have committed to subscribe for newly issued shares in Parent immediately prior to the Closing, and agreed to the cancellation of the number of Shares set forth therein and to consummate the Transactions (together with the Equity Financing, the “Financing”).

(b) As of the date hereof, the Financing Commitments are in full force and effect and are legal, valid and binding obligations of Parent and, to the knowledge of Parent, the other parties thereto, none of which have been amended or modified, and the respective commitments therein have not been withdrawn or rescinded in any material respect. Assuming (i) the Financing is funded in accordance with the Financing Commitments, and (ii) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Sections 7.01 and 7.02 or the waiver of such conditions, the proceeds of the Financing will be sufficient for Merger Sub and the Surviving Corporation to pay (1) the Merger Consideration, and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. As of the date of this Agreement, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time or that the Financing will not be sufficient for Merger Sub and the Surviving Corporation to pay (x) the Merger Consideration, and (y) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein. No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent, any other parties thereto, under the Financing Commitments.

SECTION 4.05 Litigation.

As of the date hereof, (i) there are no Actions pending or, to the knowledge of Parent and Merger Sub, threatened against Parent, Merger Sub or any of their respective affiliates, other than any such Action that would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions by Parent or Merger Sub, and (ii) neither Parent nor Merger Sub nor any of its affiliates is a party to or subject to the provisions of any Law which would reasonably be expected to prevent or materially delay the consummation of the Transactions by Parent or Merger Sub.

SECTION 4.06 Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 4.07 No Secured Creditors.

Merger Sub has no secured creditors holding fixed or floating security interests.

SECTION 4.08 Operation and Ownership of Shares.

Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, will not have engaged in any business activities or conducted any operations, other than pursuant to this Agreement. Except as set forth in Section 4.08 of the Parent Disclosure Schedule, as of the date hereof, other than the Rollover Shares, none of Parent, Merger Sub and Sponsor (and its affiliates) beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of the Company or any options, warrants other rights to acquire Shares or other securities of, or any other economic interest in, the Company or any of its Subsidiaries.

SECTION 4.09 Voting Agreements.

Concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company a true, complete and correct copy of the Voting Agreements. Each of the Voting Agreements is in full force and effect as of the date of this Agreement and constitute legal, valid and binding obligations of Parent and Merger Sub, and, to the knowledge of Parent and Merger Sub, the other parties thereto.

SECTION 4.10 Certain Agreements.

As of the date hereof, except for this Agreement, the Consortium Agreement, the Rollover Agreements, the Voting Agreements and as set forth in the Parent Disclosure Schedule, there are no agreements, arrangements or understandings (i) between Parent, Merger Sub or any of their affiliates, on the one hand, and any member of the Company’s management, directors or shareholders, on the other hand, that relate to the Transactions, or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve the Merger or has agreed to vote against any Competing Transaction.

SECTION 4.11 Buyer Group Contracts.

As of the date hereof, other than Consortium Agreement, the Rollover Agreements, the Voting Agreements, the Equity Commitment Letter and as set forth in the Parent Disclosure Schedule, there are no agreements, arrangements or understandings with respect to any securities of the Company between any two of the following: Mr. Yih, the Rollover Shareholders, the Sponsor, or any of their respective affiliates (excluding the Company and its Subsidiaries).

SECTION 4.12 Independent Investigation.

Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis were performed by Parent, Merger Sub, their respective affiliates and Representatives. Each of Parent and Merger Sub acknowledges that it, its affiliates and its Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Subsidiaries, its affiliates or their respective Representatives (except the representations and warranties of the Company contained in this Agreement).

SECTION 4.13 Non-Reliance on Company Estimates.

The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections, forecasts, plans and budgets for the business of the Company and its Subsidiaries. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective affiliates and Representatives; provided that nothing contained in this Section 4.13 shall be deemed to limit in any way the representations and warranties of the Company set forth in this Agreement.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.01 Conduct of Business by the Company Pending the Merger.

The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.01 of the Company Disclosure Schedule, as expressly contemplated by any other provision of this Agreement or as required by applicable Law, unless Parent shall otherwise consent in writing, such consent not to be unreasonably conditioned, withheld or delayed:

(i) the businesses of the Company and its Subsidiaries shall be conducted only in, and the Company and its Subsidiaries shall not take any action except in, a lawfully permitted manner in the ordinary course of business and in a manner consistent with past practice; and

(ii) the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and its Subsidiaries, to keep available the services of the current officers, employees, consultants, contractors, subcontractors and agents of the Company and its Subsidiaries and to preserve the current relationships of the Company and its Subsidiaries with Governmental Authorities, customers, suppliers and other persons with which the Company or any Subsidiary has material relations.

By way of amplification and not limitation, except as set forth in Section 5.01 of the Company Disclosure Schedule, neither the Company nor any Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent, such consent not to be unreasonably conditioned, withheld or delayed:

(a) amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b) issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of shares of the Company or any Subsidiary (other than in connection with the exercise of any Company Options in accordance with the applicable Share Incentive Plans), or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary, or (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of the Company or any Subsidiary with a value in excess of US$1,000,000, except in the ordinary course of business and in a manner consistent with past practice;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its shares (except for dividends paid by any wholly owned Subsidiary to the Company or to any other wholly owned Subsidiary);

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares (other than repurchases of the Shares in the ordinary course of business to satisfy obligations under equity incentive, deferred compensation, employee benefit plans or other similar plans or arrangements, in each case, as such plans or arrangements existed on the date of this Agreement, including the withholding of shares in connection with the exercise or vesting of Share Incentive Plans);

(e) effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving the Company or any of its Subsidiaries, or create any new Subsidiaries (other than creating wholly owned Subsidiaries in the ordinary course of business for purposes permitted under this Section 5.01);

(f) enter into, or propose to enter into, any transaction involving any earn-out, installment or similar payment to or from the Company or any Subsidiary of the Company, by or to any Third Party;

(g) (i) acquire (including, without limitation, by merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or any other business combination) or make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof or acquire any significant amount of assets in excess of US$1,000,000; (ii) incur, assume, alter, amend or modify any Indebtedness or issue any debt securities that results in an aggregate net debt of the Company’s non-wholesale business units of more than RMB$340,000,000 or an aggregate net debt of the Company’s wholesale business units of more than US$30,000,000; (iii) make any loans or advances in excess of US$1,000,000 individually or US$2,000,000 in the aggregate; (iv) create or grant any Lien on any assets of the Company or any of its Subsidiaries except Permitted Liens in the ordinary course of business; or (v) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$1,000,000 or capital expenditures which are, in the aggregate, in excess of US$2,000,000 for the Company and its Subsidiaries taken as a whole except for authorized capital expenditures in accordance with the budget provided to Parent prior to the date of this Agreement;

(h) except as otherwise required by Law, (A) enter into any new employment or compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any director, officer, employee or consultant of the Company or any of its Subsidiaries (other than hirings or terminations of employees or consultants below the officer level with aggregate annual compensation of less than US$150,000 (or its RMB equivalent)), (B) grant or provide any severance or termination payments or benefits to any director, officer or employee of the Company or any of its Subsidiaries, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, officer or employee of the Company or any of its Subsidiaries other than to employees with base annual compensation of up to $50,000 in the ordinary course of business consistent with past practice, (D) establish, adopt, amend or terminate any Company Employee Plan or amend the terms of any outstanding Company Options other than in accordance with Section 2.02, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under the

Company Employee Plan, to the extent not already required in any such plan, including voluntarily accelerating the vesting of any Company Option in connection with the Merger, (F) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Employee Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (G) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries;

(i) issue or grant any Company Options to any person under any Share Incentive Plan;

(j) make any material changes with respect to any credit practice, method of financial accounting, or financial accounting policies or procedures, including material changes affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in GAAP;

(k) pay, discharge or satisfy any claim, liability or obligation in excess of US$1,000,000 (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities or obligations as they become due in the ordinary course of business and consistent with past practice;

(l) enter into, amend or modify or consent to the termination of any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof), or amend, waive, modify or consent to the termination of the Company’s or any Subsidiary’s rights thereunder;

(m) enter into any Contract between the Company or any Subsidiary, on the one hand, and any of their respective affiliates, officers, directors or employees, on the other hand;

(n) terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

(o) commence or settle any Action, except for Actions solely including monetary damages of no more than US$200,000;

(p) permit any item of Company Owned Intellectual Property material to the business to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every item of Company Owned Intellectual Property material to the business;

(q) fail to make in a timely manner any filings or registrations with (A) the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder or (B) any other Governmental Authority, including the SAIC, SAFE and SAT;

(r) engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(s) make or change any material Tax election, materially amend any Tax return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(t) transfer or permit any transfers of cash in excess of US$5,000,000 in the aggregate from the Company and/or the Offshore Subsidiaries, taken as a whole, to any Onshore Subsidiaries;

(u) transfer or permit any transfers of cash in excess of US$1,000,000 in the aggregate from the Company’s non-wholesale business units to its wholesale business units; or

(v) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

SECTION 5.02 Other Actions.

Between the date of this Agreement and the Effective Time, except as expressly contemplated by any other provisions of this Agreement or as required by applicable Law, the Company, Parent and Merger Sub shall not, and shall cause their respective affiliates not to, take or cause to be taken any action which would, or would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of the Company, Parent or Merger Sub to consummate the Merger or other Transactions; provided that nothing in this Section 5.02 shall preclude (i) the Company from effecting any Change in Company Recommendation to the extent permitted under Section 6.06, or (ii) the Company or Parent from exercising its right to terminate this Agreement pursuant to Section 8.01.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01 Proxy Statement and Schedule 13E-3.

(a) Subject to Section 6.06, promptly following the date hereof, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare and cause to be filed a proxy statement relating to the approval of this Agreement by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy

Statement”), and concurrently with the preparation of the Proxy Statement, the Company and Parent shall jointly prepare and cause to be filed a Schedule 13E-3 (together with any amendment or supplement thereto, the “Schedule 13E-3”) with the SEC, which initial Schedule 13E-3 the Company and Parent shall use their reasonable efforts to cause to be filed with the SEC (with the initial Proxy Statement filed as an exhibit) within fifteen (15) Business Days after the date hereof; provided, that if Parent and Merger Sub commence the Offer pursuant to Section 6.04, then the Company and Parent shall use their reasonable efforts to cause (A) the Schedule 13E-3 to be filed with the SEC concurrently with the filing of the Offer Documents, and (B) the Proxy Statement to be filed with the SEC within ten (10) Business Days after the consummation of the Offer. Each of the Company and Parent shall use its reasonable best efforts so that the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company and Parent shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and Schedule 13E-3. Each of the Company and Parent shall furnish all information concerning such party to the other as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and Schedule 13E-3. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and Schedule 13E-3 and shall provide Parent with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing or mailing the Proxy Statement and Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent an opportunity to review and comment on such document or response, (ii) shall include in such document or response all comments reasonably proposed by Parent and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of Parent, which approval shall not be unreasonably conditioned, withheld or delayed. If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent or any of their respective affiliates, officers or directors, is discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement and Schedule 13E-3 so that the Proxy Statement and Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

(b) Parent represents and covenants that the information supplied by Parent for inclusion in the Proxy Statement and Schedule 13E-3 will not, at (i) the time the Proxy Statement and Schedule 13E-3 (or any amendment thereof or supplement thereto) are filed with the SEC, (ii) the time the Proxy Statement and Schedule 13E-3 (or any amendment thereof or supplement thereto) are first mailed to the shareholders of the Company, and (iii) the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The Company represents and covenants that the information supplied by the Company for inclusion in the Proxy Statement and Schedule 13E-3 will not, at (i) the time the Proxy Statement and Schedule 13E-3 (or any amendment thereof or supplement thereto) are filed with the SEC, (ii) the time the Proxy Statement and Schedule 13E-3 (or any amendment thereof or supplement thereto) are first mailed to the shareholders of the Company, and (iii) the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company covenants that all documents that the Company is responsible for filing and/or furnishing with the SEC in connection with any of the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder.

SECTION 6.02 Company Shareholders’ Meeting.

(a) Subject to Sections 6.02(b) and Section 8.01(d) and unless the parties otherwise agree, the Company shall promptly (i) establish a record date (which will be a date that is the date of the mailing of the notice of the Shareholder’s Meeting, or such earlier date as Parent and the Company shall mutually agree) for determining shareholders of the Company entitled to vote at the Shareholders’ Meeting, and (ii) mail or cause to be mailed (and in any event within 5 days following confirmation by the SEC that it has no further comments on the Schedule 13E-3) the Proxy Statement to the holders of Shares as of the record date established for the Shareholders’ Meeting, which meeting the Company shall duly convene and cause to occur on the 30th calendar day (or, if such calendar day is not a Business Day, the first Business Day subsequent to such calendar day) immediately following the mailing of the Proxy Statement, or such other Business Day as the Company and Parent shall otherwise agree (the “Shareholders’ Meeting”), for the purpose of voting upon the approval of this Agreement and the Merger. Subject to Section 6.05(d), the Company Board shall recommend to holders of Shares that they approve this Agreement and the Transactions, and shall include such recommendation in the Proxy Statement. The Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and the Transactions and shall take all other action necessary or advisable to secure the Requisite Company Vote.

(b) Notwithstanding the foregoing, in the event that Parent and Merger Sub consummated the Offer pursuant to Section 6.04, the Company shall establish the record date for determining shareholders of the Company entitled to vote at the Shareholders’ Meeting on a date after the consummation of the Offer such that Parent and Merger Sub will be able to vote the Shares purchased by Merger Sub in the Offer at the Shareholders’ Meeting.

(c) The Company agrees that its obligations under this Section 6.02 shall be regardless of (i) whether the Company Board determines at any time that this Agreement is no longer advisable or recommends that the shareholders of the Company reject it, (ii) any other Change in the Company Recommendation, or (iii) the commencement, public proposal, public disclosure or communication to the Company or any other person of any Competing Transaction (as defined below). Without the consent of Parent, approval of this Agreement is the only matter (other than procedural matters) that shall be proposed to be acted upon by the shareholders of the Company at the Shareholders’ Meeting.

SECTION 6.03 Share Purchase Prior to the Shareholders’ Meeting. The Company acknowledges and agrees that during the period between the mailing of the Proxy Statement to holders of Shares and the Shareholders’ Meeting, Parent may at its election purchase additional Shares through block trading or privately negotiated transactions at a price per share not lower than the Per Share Merger Consideration, in each case in compliance with applicable rules under the Exchange Act. Parent agrees to keep the Special Committee and its advisors reasonably informed of any such purchase.

SECTION 6.04 Tender Offer.

(a) The Company acknowledges and agrees that, subject to the terms and conditions set forth in this Agreement, Parent may at its election cause Merger Sub to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) after the date hereof but in no event later than thirty (30) Business Days after the date hereof, within the meaning of the applicable rules and regulations of the SEC, to purchase any and all outstanding Shares at a price per Share equal to the Per Share Merger Consideration (the “Offer Price”). The consummation of the Offer, and the obligations of Merger Sub to accept for payment and pay for the Shares tendered pursuant to the Offer shall be subject to: (i) there being validly tendered in the Offer and not properly withdrawn prior to the expiration of the Offer that number of Shares (excluding by guaranteed delivery), together with any Shares beneficially owned by the Shareholder and the Rollover Shareholders, which equals at least one (1) share more than fifty per cent (50%) of the total number of Shares issued and outstanding immediately prior to the expiration of the Offer (the “Minimum Tender Condition”); and (ii) the satisfaction, or waiver by Parent, of the other conditions set forth in Annex B (collectively, the “Offer Conditions”); provided, however, that Merger Sub may elect to accept for payment and pay for any Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Expiration Date even if the Minimum Tender Condition has not been satisfied.

(b) The initial expiration date of the Offer shall be the twentieth (20th) Business Day following the commencement of the Offer (determined using Exchange Act Rules 14d-1(g)(3) and 14d-2) (such date being the initial “Expiration Date,” and any expiration time and date established pursuant to an authorized extension of the Offer as so extended, also an “Expiration Date”). Notwithstanding the foregoing, if, on the initial Expiration Date or any subsequent Expiration Date, all of the Offer Conditions have not been satisfied or waived, then Merger Sub shall, and Parent shall cause Merger Sub to, subject to the rights of the parties under Section 8.01, extend (and re-extend) the Offer and its Expiration Date beyond the initial Expiration Date or any subsequent Expiration Date; provided that any such extension shall be in increments determined by Merger Sub in its sole discretion in accordance with applicable U.S. federal securities Laws. The Offer may not be terminated prior to its Expiration Date, unless this Agreement is validly terminated in accordance with Section 8.01. In no event shall Merger Sub extend the Offer beyond the date that is thirty (30) Business Days prior to the Termination Date without the prior written consent of the Company (acting through the Special Committee), which consent shall not be unreasonably withheld, conditioned or delayed.

(c) Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer. Merger Sub shall, and Parent shall cause Merger Sub to, comply with the obligations respecting prompt payment and announcement under the Exchange Act, and, without limiting the foregoing, Merger Sub shall (and Parent shall cause Merger Sub to) accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable following the later of: (i) the earliest date as of which Merger Sub is permitted under U.S. federal securities Laws to accept for payment Shares tendered pursuant to the Offer and (ii) the earliest date as of which each of the Offer Conditions shall have been satisfied or waived.

(d) Notwithstanding anything herein to the contrary, Parent and Merger Sub expressly reserve the right to waive any of the Offer Conditions, to increase the Offer Price (provided that if the Offer Price is increased the parties shall simultaneously amend this Agreement to increase the Per Share Merger Consideration to be equal to such increased Offer Price) and/or to modify the other terms of the Offer, except that, without the prior written consent of the Company (acting through the Special Committee), Merger Sub shall not, and Parent shall not permit Merger Sub to, do any of the following:

(i) reduce the Offer Price;

(ii) increase the number of Shares specified in the Minimum Tender Condition;

(iii) except as expressly provided in Section 6.04(b), extend or otherwise change the Expiration Date, except (A) as required by applicable Law (including for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof) or (B) in connection with an increase of the Offer Price;

(iv) change the form of consideration payable in the Offer;

(v) impose any condition to the Offer other than the Offer Conditions; or

(vi) otherwise amend, modify or supplement any of the Offer Conditions or the terms of the Offer in any manner adverse to holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or impair the ability of Parent or Merger Sub to consummate the Offer, the Merger or the other Transactions.

(e) As soon as practicable on the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which Tender Offer Statement shall (i) contain or incorporate by reference an offer to purchase and a related letter of transmittal and summary advertisement, all information that would be required to be included in a Schedule 13E-3 filed by Parent and the Company, and such other information or documents as required by applicable Law (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, being referred to as the “Offer Documents”) and (ii) be in form reasonably satisfactory to the Company. The Company shall as promptly as practicable upon request of Parent, provide Parent and Merger Sub with all information concerning the Company that is required to be included in the Offer Documents. Parent and Merger Sub shall cause the Offer Documents to comply in all material respects with the requirements of applicable U.S. federal securities Laws and, on the date first filed with the SEC and on the date first published, sent or given to holders of Shares, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no covenant is made by Parent or Merger Sub with respect to information supplied by the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent necessary such that the Offer Documents do not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable U.S. federal securities Laws. The Company and its counsel shall be afforded a reasonable opportunity to review and comment upon the Offer Documents each time before they are filed with the SEC and/or disseminated to holders of Shares (and the Company and its counsel shall provide any comments thereon as soon as reasonably practicable, and Parent and Merger Sub shall give reasonable consideration to any comments made by the Company and its counsel). Parent and Merger Sub shall provide to the Company and its counsel copies of any written comments or other communications Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents, shall consult with the Company and its counsel prior to responding to any such comments or other communications, and shall provide the Company with copies of all written responses thereto of Parent or Merger Sub or their counsel.

(f) In the event this Agreement is terminated pursuant to Section 8.01, Merger Sub shall promptly following such termination irrevocably and unconditionally terminate the Offer and shall not acquire any additional Shares pursuant thereto. If the Offer is terminated in accordance with this Agreement prior to the purchase of Shares in the Offer, Merger Sub shall promptly return, or cause any depositary acting on behalf of Merger Sub to return, all tendered Shares to the tendering Shareholders.

(g) The Offer Price shall be adjusted to reflect fully the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Shares), reorganization, recapitalization or other like change with respect to the Shares effected by the Company in accordance with the terms and conditions of this Agreement and occurring (or for which a record date is established) after the date hereof and prior to the payment by Merger Sub for the Shares validly tendered and not properly withdrawn in connection with the Offer.

(h) The Company Board, acting upon the unanimous recommendation of the Special Committee, has determined that the Offer is in the best interests of the Company and its shareholders and approved the Offer. Contemporaneously with the filing of the Offer Documents, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended and supplemented from time to time, the “Schedule 14D-9”) and shall use its reasonable best efforts to disseminate the Schedule 14D-9 with respect to the Offer, to the extent required by Rule 14D-9 promulgated under the Exchange Act and any other applicable Laws, to the holders of Shares concurrently with the mailing of the Offer Documents. Subject to Section 6.06(d) hereof, the Offer Documents and the Schedule 14D-9 shall contain a recommendation of the Company Board that holders of Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, and the Company hereby consents to the inclusion in the Offer Documents of such recommendation. The Schedule 14D-9 shall comply in all material respects with the requirements of applicable U.S. federal securities Laws and, on the date first filed with the SEC and on the date first published, mailed or otherwise furnished to holders of Shares, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that the Company makes no covenant, agreement, representation or warranty with respect to information supplied by Parent or Merger Sub in writing specifically for inclusion in the Schedule 14D-9. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent necessary such that the Schedule 14D-9 does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable U.S. federal securities Laws.

(i) Parent and its counsel shall be afforded a reasonable opportunity to review and comment upon the Schedule 14D-9 before it is filed with the SEC and disseminated to holders of Shares. The Company shall provide Parent and its counsel copies of any written comments or telephonic notification of any oral comments or other communications the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments or other communications, shall consult with Parent and its counsel prior to responding to any such comments or other communications, and shall provide Parent with copies of all written responses and telephonic notification of any oral responses thereto of the Company and its counsel. Parent and its counsel shall be given a reasonable opportunity to review any such responses and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel prior to the submission of any such responses.

(j) In connection with the Offer, the Company shall instruct its transfer agent to promptly furnish Merger Sub with mailing labels containing the names and addresses of the record holders of Shares as of a recent date and of those Persons becoming record holders subsequent to such date, together with copies of all available lists of stockholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Shares, and shall furnish to Merger Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request, in each case, for the purpose of communicating the Offer to the holders of Shares.

(k) Except pursuant to the Offer or as otherwise permitted under Section 6.03, none of Parent, Merger Sub, the Sponsor, the Chairman or their Affiliates shall purchase any Shares from the date hereof until the earlier of (i) the Effective Time and (ii) termination of this Agreement pursuant to the terms hereof.

(l) Parent and Merger Sub hereby agree and acknowledge that if the Offer is commenced, any failure to consummate the Offer shall not result in Parent or Merger Sub having a right to terminate this Agreement except to the extent that Parent otherwise has the right to terminate this Agreement pursuant to the terms of Section 8.01 hereof.

SECTION 6.05 Access to Information.

(a) From the date hereof until the Effective Time and subject to applicable Law, upon reasonable advance notice from Parent, the Company and its Subsidiaries shall (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of such party as may be reasonably requested, and (ii) instruct its employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in its investigation. Neither the Company nor any of its Subsidiaries shall be required to provide access to or otherwise disclose any information to the extent that such access or disclosure would result in (i) waiver of any attorney-client or other privilege of such party, or (ii) violation of any applicable Law; provided that the Company shall take all commercially reasonable steps to permit inspection of or to disclose such information on a basis that does not waive the Company’s or any of its Subsidiaries’ privilege with respect thereto, including, without limitation, by means of a joint interest or defense agreement.

(b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Non-Disclosure Agreement entered into between the Company and FountainVest Partners (Asia) Limited dated as of August 30, 2012 (the “Confidentiality Agreement”).

(c) No investigation pursuant to this Section 6.05 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

SECTION 6.06 No Solicitation of Transactions.

(a) The Company agrees that neither it nor any Subsidiary nor any of the directors, officers or employees of the Company or any Subsidiary will, and that it will cause its and its Subsidiaries’ agents, advisors and other Representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any Subsidiary), not to, in each case, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or could reasonably be expected to lead to, any Competing Transaction, or (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information to, any person or entity in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, or (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or Contract or commitment contemplating or otherwise relating to any Competing Transaction, or (iv) authorize or permit any of the officers, directors or employees of the Company or any of its Subsidiaries, or any investment banker, financial advisor, attorney, accountant or other Representative retained by or acting directly or indirectly under the direction of the Company or any of its Subsidiaries, to take any action set forth in clauses (a)(i) – (a)(iii) of this Section 6.06. The Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party. The Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted therefore with respect to a Competing Transaction.

(b) Subject to the Company’s compliance with this Section 6.06, in the event that, after the date hereof but prior to the receipt of the Requisite Company Vote, the Company receives from a Third Party an unsolicited bona fide written proposal or offer regarding a Competing Transaction that the Special Committee determines in good faith (after consultation with the Special Committee’s outside financial and legal advisors) constitutes or would reasonably be expected to result in a Superior Proposal, then the Company may take the following actions: (i) furnish information concerning the Company and its Subsidiaries to the person making such proposal or offer regarding a Competing Transaction (and its respective Representatives); and (ii) engage in discussions or negotiations (including, as a part thereof, making counterproposals) with such person (and its Representatives) with respect to such proposal or offer regarding a Competing Transaction; provided that (A) such person has executed a confidentiality agreement containing terms no less favorable to the Company than the Confidentiality Agreement; (B) any information furnished to such person shall, to the extent not previously provided to Parent, be provided to Parent at substantially the same time it is provided to such person, and (C), prior to taking any actions specified in the foregoing clause (i) or (ii), the Company shall notify Parent orally and in writing that it proposes to furnish information or enter into discussions or negotiations with a Third Party pursuant to this Section 6.06(b).

(c) The Company shall notify Parent as promptly as practicable (and in any event within 48 hours after the Company attains knowledge thereof), orally and in writing, of any proposal or offer, or any inquiry or contact with any person, regarding a Competing Transaction or that would reasonably be expected to lead to a Competing Transaction, specifying

(x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, and (y) the identity of the party making such proposal or offer or inquiry or contact. The Company shall keep Parent informed, on a reasonably current basis (and in any event within 24 hours of the occurrence of any material changes or developments) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof).

(d) Except as otherwise provided in this Agreement, neither the Company Board nor any committee thereof shall change, withhold, withdraw, qualify or modify, or propose to change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation (a “Change in Company Recommendation”) or approve or recommend, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Competing Transaction. Notwithstanding anything in this Agreement to the contrary but subject to the Company’s compliance with this Section 6.06, at any time prior to the receipt of the Requisite Company Vote, in response to any unsolicited proposal or offer relating to a Competing Transaction received after the date hereof, the Company Board, acting upon the recommendation of the Special Committee, may effect a Change in Company Recommendation if the Company Board determines in good faith (after consultation with the Company’s outside legal and financial advisors) that (i) after having complied with, and giving effect to all of the adjustments which may be offered by Parent and Merger Sub pursuant to, Section 6.06(e), such proposal or offer constitutes a Superior Proposal, and (ii) failure to do so would be inconsistent with its fiduciary duties under applicable law.

(e) The Company shall not be entitled to effect a Change in Company Recommendation as permitted under Section 6.06(d) with respect to a Superior Proposal unless (i) the Company has provided a written notice (a “Notice of Superior Proposal”) to Parent and Merger Sub that the Company intends to take such action that specifies the reasons therefor, including the material terms of the Superior Proposal that is the basis of such action (including the identity of the Third Party making the Superior Proposal), (ii) during the five (5) calendar day period following Parent’s and Merger Sub’s receipt of the Notice of Superior Proposal, the Company shall, and shall direct its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and (iii) following the end of such five (5) calendar day period, the Company Board, acting upon the recommendation of the Special Committee, shall have determined in good faith (after consultation with the Company’s outside legal and financial advisors), taking into account any changes to this Agreement proposed in writing by Parent and Merger Sub, that the proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal and that a failure to make a Change in Company Recommendation would be inconsistent with its fiduciary duties under applicable Law. Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal and the Company shall be required to comply again with the requirements of this Section 6.06(e).

(f) Nothing in this Agreement shall restrict the Company from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act or taking or disclosing to its shareholders any position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; provided that the taking of any such position or making of any such disclosure shall be subject to and only taken in compliance with Section 6.06(d) and provided, further that any such disclosure or communication other than, or which is not accompanied by, (i) an express rejection of any applicable Competing Transaction or (ii) an express reaffirmation of the Company Recommendation, shall be deemed to be a Change in Company Recommendation.

(g) As used in this Agreement, the following terms shall have the following meanings:

(i)	A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or to which 15% or more of the total revenue, operating income or EBITDA of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 15% or more of the total revenue, operating income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of equity securities of the Company; (iv) any general offer, tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of the Company.

(ii)

“Superior Proposal” means a written, bona fide proposal or offer by a Third Party to consummate any of the following transactions: (i) a merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation or other similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction would hold less than 50% of the equity interest in the surviving or resulting entity of such transaction; (ii) the acquisition by any person or group (including by means of a general offer, tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving the Company), directly or indirectly, of ownership of a majority of the then outstanding shares of the Company; or (iii) the acquisition by any person or group of all or substantially all of the assets of the Company and its Subsidiaries, and the Company Board (acting through the Special Committee) determines in good faith (after consultation with the Company’s outside legal and financial advisors) to be more favorable from a financial point of view to the Company’s shareholders (other than the Rollover Shareholders solely in their capacity as such) than the terms of this Agreement (after giving effect to any adjustments to the terms hereof that may be offered in writing by Parent or Merger Sub, including pursuant to Section 6.06(e) hereof and taking into account such factors as the Special Committee deems appropriate including, financing, regulatory approvals, shareholder litigation, identity of the offeror, breakup fee, expected timing and risk and likelihood of consummation) and to be reasonably capable of being consummated on the terms proposed without unreasonable delay.

SECTION 6.07 Directors’ and Officers’ Indemnification and Insurance.

(a) The memorandum and articles of association of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the memorandum and articles of association of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law.

(b) The Surviving Corporation shall maintain in effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”); provided, however, that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable, and provided, further, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.07(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance but in such case shall purchase as much of such coverage as possible for such amount. In addition, the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Corporation under this Section 6.07(b) shall terminate.

(c) Subject to the terms and conditions of this Section 6.07, from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to comply with all of its obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the BVI Companies Act or any other applicable Law, including the approval of this Agreement, the Merger or the other Transactions or arising out of or pertaining to the Transactions, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any Subsidiary if such service was at the request or for the benefit of the Company or any of its Subsidiaries; provided that, in the case of each of (i) and (ii), such person acted in good faith and in a manner he or she reasonably believed to be in the best interests of the Company or the relevant Subsidiary; provided, further, that a person to whom any costs or expenses are advanced shall have provided the Surviving Corporation with (1) documentary evidence of incurrence by such person of such costs or expenses and (2) a written undertaking by such person to repay any and all amounts advanced if it shall ultimately be determined that he or she is not entitled to indemnification under or pursuant to this Section 6.07(c). Notwithstanding anything in the foregoing to the contrary, no indemnification shall be made (whether under this Section 6.07(c), the Company’s or any Subsidiary’s organizational and governing documents, any existing indemnification agreements or otherwise) in respect of any Action as to which a person seeking indemnification shall have been adjudged by a court, tribunal or other Governmental Authority of competent jurisdiction (A) to be liable to the Company or any Subsidiary, or (B) that such person’s actions, or omissions to act, constitute: (1) a violation of Law, unless such person had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (2) a transaction from which such person derived an improper personal benefit, or (3) willful misconduct or a conscious disregard for the best interests of the Company or any Subsidiary.

(d) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 6.06.

(e) The provisions of this Section 6.07 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.07.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.07 is not prior to or in substitution for any such claims under any such policies.

SECTION 6.08 Notification of Certain Matters.

Each of the Company and Parent shall promptly notify the other in writing of:

(a) any notice or other written communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b) any notice or other written communication from any Governmental Authority in connection with the Transactions;

(c) any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such person pursuant to any of such person’s representations and warranties contained herein, or that relate to such person’s ability to consummate the Transactions; and

(d) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such person set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 7.01, 7.02 and 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided, that the delivery of any notice pursuant to this Section 6.08 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 6.09 Financing.

Subject to the terms and conditions of this Agreement, Parent shall use its reasonable best efforts to arrange and consummate the Financing on the terms and conditions described in the Financing Commitments including using its reasonable best efforts to satisfy all conditions thereto; provided that Parent and Merger Sub may amend or modify the Financing Commitments at the same time and in corresponding amounts by adjusting (i) the amount of Equity Financing, and (ii) the number of Rollover Shares of the Rollover Shareholders to be cancelled and the amount of new shares in Parent to be issued by Parent to the Rollover Shareholders, so long as the aggregate proceeds of the Financing (as amended or modified) will be sufficient for Merger Sub and the Surviving Corporation to pay (1) the Merger Consideration, and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby. Parent and Merger Sub may not amend or modify the Financing Commitments in any way not contemplated by this Section 6.09 without the prior written consent of the Company (acting upon the recommendation of the Special Committee).

SECTION 6.10 Further Action; Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, the Company and its Subsidiaries, Parent and Merger Sub shall cooperate with each other and use their respective reasonable best efforts to take all actions and do all things reasonably necessary, proper or advisable on its respective part under this Agreement and applicable Laws to cause the conditions set forth in Article VII to be satisfied and to consummate and make effective the Merger and the other Transactions as soon as practicable; provided, that all obligations of the Company and its Subsidiaries, Parent and Merger Sub relating to the Financing shall be governed exclusively by Section 6.09.

(b) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including, without limitation, (x) notifying the other parties promptly of any communication (whether verbal or written) it or any of its affiliates receives from any Governmental Authority in connection with such filings or submissions, (y) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority, and (z) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, (x) employing such resources as are necessary to obtain the Requisite Regulatory Approvals and (y) taking any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions, including, without limitation, committing to and effecting, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its assets, properties or businesses; provided, that the Company shall not agree to take any such steps (including any hold separate, restructuring, reorganization, sale, divestiture or disposition) without the prior written consent of Parent; provided, further, that none of Parent, Merger Sub or any of their affiliates shall be required to hold separate, restructure, reorganize, sell, divest, dispose of, or otherwise take or commit to any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets. Notwithstanding the foregoing or any other provision of this Agreement, the Company agrees that Parent shall have the right to determine and direct the strategy and process by which the parties will seek the Requisite Regulatory Approvals and shall take the lead in all meetings and communications with any Governmental Authority, including by determining the appropriate timing of any such meeting or communications (including the timing of the submission of any filing with, or the response to any request by, a Governmental Authority or any action to be taken pursuant to this Section 6.10(a)). If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

(c) Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective subsidiaries to any third party and/or any Governmental Authority in connection with the Merger and the Transactions.

SECTION 6.11 Obligations of Merger Sub.

Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement; provided that this section shall not require Parent to use any requisite level of efforts different from or greater than the applicable efforts required in respect of the relevant obligation to which it subject elsewhere under this Agreement.

SECTION 6.12 Participation in Litigation.

Prior to the Effective Time, the Company shall (a) give prompt notice to Parent of any Actions commenced or, to the knowledge of the Company, threatened, against the Company and/or its directors which relate to this Agreement or the Transactions, and (b) give Parent the opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled or compromised, and the Company shall not take any action to adversely affect or prejudice any such Action, without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

SECTION 6.13 Resignations.

On the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

SECTION 6.14 Public Announcements.

Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.

SECTION 6.15 Stock Exchange Delisting and Deregistration.

Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 6.16 Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Merger and the other Transactions.

SECTION 6.17 Enzo Jewelry Transaction.

Notwithstanding anything to contrary in this Agreement, none of the provisions of this Agreement and the Transactions contemplated hereby shall be deemed to terminate, extinguish, or waive the rights of Flora Hearts Holdings, SCAH Ltd, United Capital Investment International Limited, and Vantage Capital Management (collectively, the “Enzo Investors”) under the Share Purchase and Subscription Agreement in relation to Enzo Jewelry Inc. dated as of April 13, 2011 with Company, Enzo International Holdings Limited and Enzo Jewelry Inc. (the “Enzo Jewelry Purchase Agreement”) and each of the Transaction Documents (as such term is defined in the Enzo Jewelry Purchase Agreement) (collectively, the “Enzo Jewelry Transaction Documents”).

SECTION 6.18 Third Party Consents. The Company shall use its reasonable best efforts to obtain each of the third party consents (or the waiver thereof) set forth in Section 3.05(a) of the Company Disclosure Schedule prior to the Closing Date.

SECTION 6.19 SAFE Registration. The Company shall use its reasonable best efforts to (a) cause management members of the Company who are “domestic residents” within the meaning of SAFE Circular 75 to, as soon as practicable after the date hereof, submit an application to SAFE for the registration of their respective holding of Shares (whether directly or indirectly) in the Company in accordance with the requirements of SAFE Circular 75 (or any successor PRC Law, rule or regulation) and complete such registration as soon as practicable thereafter, and (b) as soon as practicable after the date hereof, submit an application to SAFE for the registration applicable to the issuance of Company Options under the Share Incentive Plans in accordance with the requirements of SAFE Circular 7 (or any successor PRC Law, rule or regulation) and complete such registration as soon as practicable thereafter.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01 Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible and with respect to a waiver by the Company only with the approval of the Special Committee, except with respect to the Requisite Company Vote required under Section 7.01(a) which is not waivable) of the following conditions:

(a) Shareholder Approval. This Agreement and the Transactions shall have been approved by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the BVI Companies Act and the Company’s memorandum and articles of association.

(b) No Injunction. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect or is pending, proposed or threatened and has or would have the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger (an “Injunction”).

SECTION 7.02 Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Sections 3.03(a) and 3.03(d), the representations and warranties of the Company contained in this Agreement (disregarding for this purpose any limitation or qualification by “materiality” or “Company Material Adverse Effect”) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; and (ii) the representations and warranties set forth in Sections 3.03(a) and 3.03(d) shall be true and correct in all respects as of the date hereof and as of the Closing (except for any inadvertent errors that are de minimis in nature), as though made on and as of such date and time, in each case, interpreted without giving effect to any limitation or qualification by “materiality” (including the word “material”) or “Company Material Adverse Effect” set forth therein.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a), 7.02(b) and 7.02(g).

(d) Material Adverse Effect. Since the date of this Agreement, there shall not have been any effect, change, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Dissenting Shareholders. The holders of no more than ten percent (10%) of the Shares shall have validly served a written objection under Section 179(2) of the BVI Companies Act.

(f) Legal Opinion or Antitrust Approval. Parent shall have obtained a legal opinion from its counsel, in form and substance reasonably satisfactory to Parent, to the effect that no antitrust or any similar regulatory approval is required in connection with the consummation of the Transactions or the parties shall have made all necessary filings under the PRC Anti-Monopoly Law and shall have received, if necessary, clearance under the PRC Anti-Monopoly Law approving the Merger.

(g) No Lender Actions. To the knowledge of Company, none of the lenders of the Company has taken any material actions to accelerate, individually or in aggregate, more than 20% of the total amounts then outstanding under the Company’s credit facilities.

SECTION 7.03 Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding for this purpose any limitation or qualification by “materiality”) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent the consummation of any of the Transactions.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

SECTION 7.04 Frustration of Closing Conditions.

Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01 Termination.

This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party, notwithstanding any requisite approval of this Agreement and the Transactions by the shareholders of the Company, as follows:

(a) by mutual written consent of Parent and the Company duly authorized by the Boards of Directors of Parent and the Company Board upon the unanimous recommendation of the Special Committee; or

(b) by either the Company (upon the unanimous approval of the Special Committee) or Parent, if:

(i) the Effective Time shall not have occurred on or before November 30, 2013 (the “Termination Date”, which date shall be automatically extended to February 28, 2014 if all of the conditions set forth in Article VII other than the condition set forth in Section 7.02(f) have been satisfied or waived on or prior to November 30, 2013); provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party if the circumstances described in this Section 8.01(b)(i) are primarily caused by such party’s failure to comply with its obligations under this Agreement; or

(ii) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Injunction which has become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall not be available to any party if the circumstances described in this Section 8.01(b)(ii) were primarily caused by such party’s failure to comply with its obligations under this Agreement; or

(iii) if the Shareholder’s Meeting (including any adjournments or postponements thereof) shall have concluded and the Requisite Company Vote shall not have been obtained; or

(c) by Parent:

(i) upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.01 or Section 7.02 would not be satisfied and such breach cannot be cured by the Company by the Termination Date or if capable of being cured, shall not have been cured (x) within thirty (30) days following receipt of written notice from Parent of such breach or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(c)(i) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder; or

(ii) if a Company Triggering Event shall have occurred.

(d) by the Company:

(i) upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 7.01 or Section 7.03 would not be satisfied and such breach cannot be cured by Parent or Merger Sub by the Termination Date or if capable of being cured, shall not have been cured (x) within thirty (30) days following receipt of written notice from the Company of such breach or (y) any shorter period of time that remains between the date the Company provides written notice of such breach and the Termination Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(d)(i) if the Company is then in material breach of any representations, warranties, covenants or other agreements hereunder; or

(ii) if prior to obtaining the Requisite Company Vote and upon the determination by the Special Committee (after consultation with its outside legal and financial advisors) that failure to do so would be inconsistent with the Company Board’s fiduciary duties under applicable law, the Company enters into a definitive agreement with respect to a Superior Proposal; provided, that (A)

such Superior Proposal did not result from any material breach by the Company of any of its obligations under Section 6.06 and/or the Enzo Jewelry Transaction Documents and the Company has complied in all material respects with the requirements of Section 6.06(d), and (B) the Company has complied in all material respects with its obligations under Section 8.03(b) and pays in full the Company Termination Fee prior to or concurrently with taking any action pursuant to this Section 8.01(d)(ii).

For purposes of this Agreement, a “Company Triggering Event” shall be deemed to have occurred if: (i) there shall have been a Change in Company Recommendation or the Company Board shall have resolved to make a Change in Company Recommendation; (ii) the Company Board shall have approved or recommended to the shareholders of the Company a Competing Transaction or resolved to do so, or entered into, or authorized the Company to enter into, any letter of intent, Contract, commitment or similar document with respect to any Competing Transaction (other than a confidentiality agreement permitted by Section 6.06 hereof), or otherwise breached its obligations under Section 6.06 (except, in each case and in the aggregate, any de minimis non-compliance that does not adversely affect Parent or Merger Sub); (iii) the Company shall have failed to include in the Proxy Statement the Company Recommendation; or (iv) the Company Board fails to reaffirm its recommendation in favor of the approval of this Agreement and the Merger within three (3) Business Days after Parent requests in writing that such recommendation be reaffirmed.

SECTION 8.02 Effect of Termination.

In the event of the termination of this Agreement pursuant to Section 8.01, subject to the payment of fees to the extent required by Section 8.03 of this Agreement, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto; provided, however, that the terms of Sections 6.13, 8.02, 8.03, 8.04 and Article IX shall survive any termination of this Agreement; provided, further, that if such termination shall result from the willful (i) failure of a party to fulfill a condition to the performance of the obligations of the other parties, (ii) failure of a party to perform a material covenant hereof, or (iii) breach by a party hereto of any representation or warranty or agreement contained herein, subject to Section 9.07, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other parties as a result of such willful failure or breach.

SECTION 8.03 Fees and Expenses

(a) Except as set forth in this Section 8.03, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other transaction is consummated.

(b) The Company agrees that:

(i) if Parent shall terminate this Agreement pursuant to Section 8.01(c), except any termination of this Agreement by Parent pursuant to Section 8.01(c)(i) for any breach or failure of which Mr. Yu Chuan Yih has actual knowledge as of the date of this Agreement or any breach or failure which is the direct result of action or inaction taken by the Company at the direction of Mr. Yu Chuan Yih; or

(ii) if the Company shall terminate this Agreement pursuant to Section 8.01(d)(ii); or

(iii) if (A) Parent or the Company shall terminate this Agreement pursuant to Section 8.01(b)(i) or 8.01(b)(iii), (B) on or prior to the date of such termination, any Third Party shall have publicly disclosed (and not withdrawn) a proposal or offer regarding a Competing Transaction and (C) within twelve (12) months after the date of such termination, (x) the Company enters into any definitive written agreement providing for a Competing Transaction, or (y) a Competing Transaction is consummated; provided, that for purposes of this Section 8.03(b)(iii), all references to “15%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”, then the Company shall pay or cause to be paid to Parent promptly (but in any event no later than five (5) Business Days after the first of such events shall have occurred) a fee of US$2,000,000 (the “Company Termination Fee”) by wire transfer of same day funds to one or more accounts designated in writing by Parent. Notwithstanding anything to the contrary in this Agreement, in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c) In the event that the Company shall fail to pay the Company Termination Fee when due and in accordance with the requirements of this Agreement, the Company shall reimburse Parent for all costs and expenses actually incurred or accrued by Parent (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.03, together with interest on such unpaid Company Termination Fee, commencing on the date that the Company Termination Fee became due, at a rate equal to the prime rate published by The Wall Street Journal from time to time plus 1.00%. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(d) Each party acknowledges that (i) the agreements contained in this Section 8.03 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.03(b): (A) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions and (B) except for an order of specific performance to the extent permitted by Section 9.07 and subject to the proviso in Section 8.02, is the sole and exclusive remedy available to Parent and Merger Sub, as the case may be, with respect to this Agreement and the transactions contemplated hereby in the event such payment becomes due and payable, and subject to the proviso in Section 8.02 and upon payment of the Company Termination Fee, the Company shall have no further liability, and (iii) without the agreements contained in this Section 8.03, the parties hereto would not have entered into this Agreement.

SECTION 8.04 Amendment.

This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors (and in the case of the Company, the approval of the Special Committee) at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 8.05 Waiver.

At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01 Non-Survival of Representations, Warranties and Agreements.

The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time, except that the agreements set forth in Articles I and II, Section 6.05, Section 6.07 and Section 6.14, and this Article IX shall survive the Effective Time.

SECTION 9.02 Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue

George Town

Grand Cayman KY1-9005

Cayman Islands

with a copy to:

FV Investment Holdings

Suite 705-708 ICBC Tower

3 Garden Road

Central, Hong Kong

Attention : Mr. George Chuang / Mr. Edward Yu / Mr. Brian Lee

Facsimile: +852 3107 2490

Email: georgechuang@fountainvest.com / edwardyu@fountainvest.com /

    brianlee@fountainvest.com

Fried, Frank, Harris, Shriver & Jacobson

1601 Chater House

8 Connaught Road Central

Hong Kong

Attention: Douglas Freeman / Victor Chen

Facsimile: +852 3760 3628

Email: douglas.freeman@friedfrank.com / victor.chen@friedfrank.com

Sidley Austin LLP

Suite 1901, Shui On Plaza

333 Middle Huai Hai Road

Shanghai 200021, PRC

Attention: Joseph Chan

Facsimile: +86 (21) 5306 8966

Email: joseph.chan@sidley.com

if to the Company:

Unit 1212, Block A, Focal Industrial Centre

21 Man Lok Street, Hunghom

Kowloon, Hong Kong

Attention: Ringo Ng

Facsimile: +852 2764 3783

Email: ringing@ljintl.com

with a copy to:

Akin Gump Strauss Hauer & Feld LLP

3605-07, 36/F, Edinburg Tower

The Landmark

15 Queen’s Road Central

Central, Hong Kong

Attention: Gregory D. Puff

Facsimile: +852 3694 3001

Email: gpuff@akingump.com

Andrew N. Bernstein, P.C.

8101 East Prentice Avenue

Suite 890

Greenwood Village, Colorado 80111

Attention: Andrew N. Bernstein, Esq.

Facsimile: 1-303-770-7332

Email: anbpc@attglobal.net

SECTION 9.03 Certain Definitions.

(a) For purposes of this Agreement:

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“beneficial owner”, “beneficially owned” or “beneficially owning”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York and Hong Kong.

“Company Disclosure Schedule” means the disclosure schedule delivered to Parent and Merger Sub by the Company on the date hereof.

“Company Employee Agreement” means any management, employment, severance, change in control, transaction bonus, consulting, repatriation or expatriation agreement or other contract between the Company or an affiliate and any current or former employee, director, officer or independent contractor of the Company or its Subsidiaries.

“Company Employee Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, that is or has been maintained, contributed to or required to be contributed to by the Company or any affiliate for the benefit of any current or former employee, director, officer or independent contractor of the Company or its Subsidiaries, or with respect to which the Company or any affiliate has or may have any liability or obligation.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or would reasonably be expected to be materially adverse to (a) the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole or (b) the ability of the Company to consummate the Transactions; provided, however, that none of the following, and no event, circumstance, change or effect, alone or in combination, related to or arising out of any of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or may occur: (i) changes in general economic, political or financial market conditions or changes in securities markets, (ii) effects attributable to the announcement of the Transactions (except with respect to Section 3.05), including the initiation of legal proceedings related to this Agreement or the Transactions or the loss of, or change in, the relationship of the Company or any of its Subsidiaries with its customers, suppliers or vendors, (iii) changes in GAAP or regulatory accounting requirements or changes in Laws (or interpretations thereof) applicable to the Company or any of its Subsidiaries, (iv) changes, effects or circumstances in the industries or markets in which the Company or any of its Subsidiaries operates, (v) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God or natural disasters, (vi) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub, Sponsor or any of their respective affiliates, or (vii) actions or omissions taken with the prior written consent of the other parties hereto or expressly required by this Agreement; provided, further, that any event, circumstance, change or effect referred to in clauses (i), (iii), (iv) and (v) above shall be taken into account in determining whether or not there has been a Company Material Adverse Effect to the extent such event, circumstance, change or effect has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate.

“Company Option” means each option to purchase Shares under the Share Incentive Plans.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Governmental Authority” means any nation or government, any agency, public, regulatory or taxing authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (g) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such person, and (j) all Indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” means (a) United States, non-United States and international patents, patent applications and statutory invention registrations, (b) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, (c) copyrightable works, copyrights, and registrations and applications for registration thereof, (d) confidential and proprietary information, including trade secrets and know-how, and (e) rights of privacy, publicity and endorsement.

“knowledge” means, with respect to the Company, the actual knowledge of any of the Chairman, Mr. Hon Tak Ringo, NG and Mr. Hoi Tsun Peter AU, and with respect to any other party hereto, the actual knowledge of any director of such party.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Parent Disclosure Schedule” means the disclosure schedule delivered to the Company by Parent and Merger Sub on the date hereof.

“Permitted Liens” means (A) mechanics’, carriers’, workmen’s, repairmen’s, material men’s or other Liens or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that are being contested in good faith and by appropriate proceedings, (B) Liens imposed by applicable Law, (C) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (D) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (E) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries, (F) Liens securing indebtedness or liabilities that are reflected in the Company SEC Reports filed or furnished prior to the date of this Agreement, (G) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber, and (H) any other Liens that have been incurred or suffered in the ordinary course of business and that do not, individually or in the aggregate together with the other Permitted Liens set forth in sub-clause (A) to (H) (inclusive) above, reasonably likely to have a Company Material Adverse Effect.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“PRC Anti-Monopoly Law” means the Anti-Monopoly Law of the PRC, effective as of August 1, 2008, as amended.

“SAFE Circular 75” means the Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles issued by SAFE on October 21, 2005 and which became effective as of November 1, 2005, and any implementation, successor rule or regulation related thereto under the PRC law.

“SAFE Circular 7” means the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies issued by SAFE on February 15, 2012, and which become effective as of the same day.

“Share Incentive Plans” means, collectively, the 1998 Stock Compensation Plan, the 2003 Stock Compensation Plan, the 2005 Stock Compensation Plan and the 2008 Stock Compensation Plan, and all amendments and modifications thereto. “Share Incentive Plan” means any one of the foregoing plans.

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing reserve fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

“Subsidiary” means, with respect to any person, any other person controlled by such person, directly or indirectly, through one or more intermediaries.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, escheat, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, claims for refund, statements, estimates, information returns and other similar documents) required to be supplied to a Governmental Authority relating to Taxes, including any attachment thereto and amendments thereof.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its affiliates or Representatives.

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	Section 3.09
Agreement	Preamble
Applicable Date	Section 3.07(a)
Articles of Merger	Section 1.03
BVI Companies Act	Recitals
Chairman Rollover Agreement	Recitals
Chairman Rollover Shares	Recitals
Change in the Company Recommendation	Section 6.06(d)
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Licensed Intellectual Property	Section 3.12
Company Owned Intellectual Property	Section 3.12
Company Personnel	Section 3.10(a)
Company Recommendation	Section 3.04(b)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.03(b)
Company Triggering Event	Section 8.01
Competing Transaction	Section 6.06(g)(i)
Confidentiality Agreement	Section 6.05(b)
CSRC	Section 3.06(c)
Damages	Section 6.07(c)
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Enzo Investors	Section 6.17
Enzo Jewelry Purchase Agreement	Section 6.17
Enzo Jewelry Transactions Documents	Section 6.17
Equity Commitment Letter	Section 4.04(a)
Equity Financing	Section 4.04(a)
Evaluation Date	Section 3.07(d)
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
Excluded Shares	Section 2.01(a)

Defined Term	Location of Definition
Expiration Date	Section 6.04(b)
Financial Advisor	Section 3.04(c)
Financing	Section 4.04(a)
Financing Commitments	Section 4.04(a)
GAAP	Section 3.07(b)
Indemnified Parties	Section 6.07(b)
Injunction	Section 7.01(b)
Law	Section 3.05(a)
M&A Rules	Section 3.06(c)
M&A Rules and Related Clarifications	Section 3.06(c)
Major Customer	Section 3.16
Major Supplier	Section 3.16
Management Rollover Agreement	Recitals
Management Rollover Persons	Recitals
Management Rollover Shares	Recitals
Material Company Permits	Section 3.06(a)
Material Contracts	Section 3.15(a)
Merger	Recitals
Merger Consideration	Section 2.04(a)
Merger Sub	Preamble
Minimum Tender Condition	Section 6.04(a)
Mr. Shi	Recitals
Mr. Shi Rollover Shares	Recitals
Mr. Shi Shareholders	Recitals
Mr. Shi Support Agreement	Recitals
Nasdaq	Section 3.05(b)
Notice of Superior Proposal	Section 6.06(e)
Offer	Section 6.04(a)
Offer Conditions	Section 6.04(a)
Offer Documents	Section 6.04(e)
Offer Price	Section 6.04(a)
Owned Real Property	Section 3.11(a)
Parent	Preamble
Paying Agent	Section 2.04(a)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
PRC	Section 3.06(a)
Proxy Statement	Section 6.01(a)
Representatives	Section 6.05(a)
Requisite Company Vote	Section 3.04(a)
Requisite Regulatory Approvals	Section 3.05(b)
Rollover Agreement	Recitals
Rollover Shares	Recitals

Defined Term	Location of Definition
Rollover Shareholders	Recitals
SAFE	Section 3.06(a)
SAFE Rules and Regulations	Section 3.06(d)
SAIC	Section 3.06(a)
SAT	Section 3.06(a)
Schedule 13E-3	Section 6.01(a)
Schedule 14D-9	Section 6.04(h)
SEC	Section 3.05(b)
Second Meeting	Section 6.02(c)
Securities Act	Section 3.07(a)
Share	Section 2.01(a)(i)
Share Certificates	Section 2.04(b)
Shareholder	Recitals
Shareholders’ Meeting	Section 6.02(a)
Shares	Section 2.01(a)(i)
Special Committee	Recitals
Sponsor	Recitals
Subsequent Rollover Shareholders	Recitals
Superior Proposal	Section 6.06(g)(ii)
Surviving Corporation	Section 1.01
Takeover Statute	Section 3.19
Termination Date	Section 8.01(b)(i)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)
Voting Agreement	Recitals

SECTION 9.04 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 9.05 Entire Agreement; Assignment.

This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to (i) any affiliate of Parent or any Sponsor (including any investment fund advised or managed by any Sponsor or its affiliates) or (ii) any persons providing the Financing pursuant to the terms thereof (including for purposes of creating a security interest herein or otherwise assign as collateral in respect of such Financing), provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

SECTION 9.06 Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.07 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares or holders of Company Options, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 9.07 Specific Performance.

(a) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed by the Company, Parent or Merger Sub in accordance with the terms hereof and that the Party seeking to enforce this agreement against such nonperforming party shall be entitled to specific performance of the terms hereof (including other parties’ obligations to consummate the Transactions, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by the Company, Parent and Merger Sub in addition to any other remedy at law or equity. The parties hereby waive (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If any party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other party, the Termination Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such Action.

(b) Notwithstanding anything herein to the contrary, the Company shall be entitled to seek an injunction, specific performance or other equitable relief to enforce Parent’s and Merger Sub’s rights to cause the Financing to be funded and to consummate the Merger only in the event that (i) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), (ii) the Company irrevocably confirms in writing to Parent that if specific performance is granted, it is ready and willing to consummate the Transactions, and (ii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.02.

SECTION 9.08 Governing Law.

This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the British Virgin Islands shall be subject to the Laws of the British Virgin Islands, the Laws of the British Virgin Islands, including without limitation any provision in relation to the Merger, the vesting of rights, property, business, debts and liabilities of the Surviving Corporation, the cancellation of Shares of the Company, Dissenting Shareholders’ rights, fiduciary and other duties of the Company Board and the internal corporate affairs of the Company and Merger Sub, shall supersede the Laws of the State of New York with respect to such provision. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of the City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of the City of New York. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of the City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

SECTION 9.09 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the parties hereto hereby (a) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it has been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.09.

SECTION 9.10 Headings.

The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.11 Counterparts.

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FLORA BLOOM HOLDINGS

By	/s/ Neil Gray
Name: Neil Gray Title: Director

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FLORA FRAGRANCE HOLDINGS LIMITED

By	/s/ David Lamb
Name: David Lamb Title: For and on behalf of Codan Services (B.V.I.) Ltd. as Sole Director

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LJ INTERNATIONAL INC.

By	/s/ Jieyun Yu
Name: Jieyun Yu Title: Director

ANNEX A

PLAN OF MERGER AND ARTICLES OF MERGER

PLAN OF MERGER

THIS PLAN OF MERGER is made on                     2013.

BETWEEN

(1)	Flora Fragrance Holdings Limited, a business company incorporated under the BVI Business Companies Act, 2004 on 29 October, 2012, with its registered office situate at the offices of Codan Trust Company (B.V.I.) Ltd., Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110 (“Merger Sub”); and

(2)	LJ International Inc., an international business company incorporated under the International Business Companies Act, 1984 on 30 January 1997 and automatically re-registered under the Business Companies Act, 2004 on 1 July 2007 with its registered office situate at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“LJ International” or “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)	Merger Sub and LJ International have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated January [ ], 2013 made between Flora Bloom Holdings, Merger Sub and LJ International and under the provisions of Part IX of the BVI Business Companies Act, 2004 (the “Companies Act”).

(b)	This Plan of Merger is made in accordance with section 170 of the Companies Act.

(c)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

W I T N E S S E T H

CONSTITUENT COMPANIES

1.	The Constituent Companies to the Merger are Merger Sub and LJ International.

THE SURVIVING COMPANY / NAME

2(a).	The Surviving Company shall be LJ International and the separate corporate existence of Merger Sub shall cease.

2(b).	The name of the Surviving Company shall be LJ International Inc.

AUTHORISED AND ISSUED SHARE CAPITAL

3.	Immediately prior to the Effective Date (as defined below) Merger Sub was authorized to issue a maximum of 50,000 ordinary shares of US$0.01 par value per share, of which 1 share has been issued fully paid and all of which are entitled to vote on the Merger as one class.

4.	Immediately prior to the Effective Date the authorized share capital of LJ International was US$1,000,000 divided into 100,000,000 shares of US$0.01 par value per share, of which 32,072,672 shares have been issued fully paid (“Shares”) and all of which are entitled to vote on the Merger as one class.

5.	The authorized share capital of the Surviving Company shall be US$1,000,000 divided into 100,000,000 ordinary shares of US$0.01 par value per share.

6.	On the Effective Date, and in accordance with the terms and conditions of the Agreement:

(a)	Each issued Share other than (i) any Shares held by shareholders of LJ International who have validly executed and not effectively withdrawn or lost their appraisal rights in accordance with section 179 of the Companies Act (“Dissenting Shares”); and (ii) any Shares owned by Parent, LJ International, or any subsidiary of Parent or LJ International (“Excluded Shares”) shall be cancelled in exchange for the right to receive US$[•] in cash without interest (“Per Share Merger Consideration”).

(b)	Excluded Shares (other than any Dissenting Shares) shall be cancelled for no consideration.

(c)	Dissenting Shares shall be cancelled in exchange for a payment resulting from the procedure in section 179 of the Companies Act unless any holders of Dissenting Shares fail to exercise or withdraw or lose their rights under section 179 of the Companies Act in which event they shall be cancelled in exchange for the right to receive the Per Share Merger Consideration.

(d)	Each ordinary share of Merger Sub shall be converted into an ordinary share of the Surviving Company.

7.	All ordinary shares in Merger Sub and all ordinary shares in LJ International are entitled to vote on the Merger.

EFFECTIVE DATE

8.	The Merger shall take effect on [•] 2013 (the “Effective Date”).

PROPERTY AND LIABILITIES

9.	On the Effective Date, the rights, privileges, immunities, powers, objects, purposes and assets of every description, including choses in action and the business of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for all claims, debts, liabilities and obligations of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

10.	The Memorandum of Association and Articles of Association of LJ International shall be the Memorandum of Association the Articles of Association of the Surviving Company.

RIGHT OF TERMINATION AND AMENDMENT

11.	This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement.

COUNTERPARTS

12.	This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

13.	This Plan of Merger shall be governed by and construed in accordance with the laws of the British Virgin Islands.

For and on behalf of Flora Fragrance Holdings Limited:

[Name]
Director

For and on behalf of LJ International Inc.:

[Name]
Director

ARTICLES OF MERGER

These Articles of Merger are made on [•] 2013 by LJ International Inc., (the “Surviving Company”) and Flora Fragrance Holdings Limited, (the “Subsumed Company”) pursuant to the provisions of section 171 of the BVI Business Companies Act, 2004.

WITNESSETH as follows:

1.	The Surviving Company and the Subsumed Company HEREBY ADOPT the Plan of Merger, a copy of which is annexed hereto.

2.	The Surviving Company was incorporated under the laws of the British Virgin Islands on 30 January 1997 with number 216796.

3.	The Subsumed Company was incorporated under the laws of the British Virgin Islands on 29 October 2012 with number 1740916.

4.	The Memorandum of Association and Articles of Association of the Surviving Company were registered by the Registrar of Corporate Affairs on 4 July 2012.

5.	The Memorandum of Association and Articles of Association of the Subsumed Company were registered by the Registrar of Corporate Affairs on 29 October 2012.

6.	The Memorandum of Association and Articles of Association of LJ International Inc. shall be the Memorandum of Association and Articles of Association of the Surviving Company.

7.	The Plan of Merger was approved by the directors of the Surviving Company on [ ], 2013 and was authorised by the members of the Surviving Company on [ ], 2013.

8.	The Plan of Merger was approved by the directors of the Subsumed Company on [ ], 2013 and authorised by the members of the Subsumed Company on [ ], 2013.

LJ International Inc.

Per: ________________________

Authorised Signatory

Flora Fragrance Holdings Limited

Per: ________________________

Authorised Signatory

ANNEX B

CONDITIONS OF THE OFFER

Capitalized terms used in this Annex B but not defined herein have the meanings assigned to such terms in the Agreement and Plan of Merger (the “Agreement”) of which this Annex B is a part.

Notwithstanding anything to the contrary in the Agreement, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, to pay for any Shares tendered pursuant to the Offer, and may, subject to the provisions of the Agreement, delay the acceptance for payment of or the payment for, any tendered Shares, or in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if at any time on or after the date of the Agreement and before the expiration of the Offer, any of the following shall have occurred and be continuing:

(a) there shall be instituted any Action or Law by any Governmental Authority which, directly or indirectly, (i) challenges the acquisition by Merger Sub of the Shares, seeks to restrain, delay, enjoin, make illegal or otherwise prohibit the consummation of the Offer or seeks to obtain any material damages as a result of, or otherwise adversely affects, the Offer, (ii) seeks to prohibit or impose material limitations on Merger Sub’s acquisition or ownership of all or any of the Shares (including, without limitation, the right to vote the Shares purchased by Merger Sub, on an equal basis with all other Shares, on all matters presented to the shareholders of the Company), or seeks to compel Merger Sub to dispose of or hold separate all or any material portion of its own or the Company’s business or assets (including the business or assets of their respective affiliates and Subsidiaries) as a result of the Offer, (iii) reasonably would be expected to have a Company Material Adverse Effect, or result in a decrease in the market price of the ADSs by more than 10%, measured from the close of trading on the Nasdaq on the date hereof (a “Diminution in Value”), or (iv) seeks to impose any condition to the Offer that is materially burdensome to Merger Sub, Parent or any of their affiliates or related persons; or

(b) there shall have occurred a Company Material Adverse Effect; or

(c) there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any U.S. securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, in the British Virgin Islands or in the PRC, (iii) the outbreak or escalation of a war, terrorist attack, armed hostilities or other international or national calamity directly or indirectly involving the United States, the British Virgin Islands or the PRC, (iv) any limitation by any Governmental Authority that materially adversely affects the extension of credit generally by banks or other lending institutions in the United States, the British Virgin Islands or the PRC, (v) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States, the British Virgin Islands or the PRC or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(d) the Company or any of its Subsidiaries shall have (i) issued, distributed, pledged, sold or authorized, or proposed the issuance of or sale, distribution or pledge to any person of (A) any shares of its capital stock (other than sales or issuances (in accordance with the present terms thereof) pursuant to the Share Incentive Plans as of the date hereof) of any class (including without limitation the Shares) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of the Company, (B) any other securities in respect of, in lieu of or in substitution for Shares outstanding on the date hereof, or (C) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire any outstanding Shares or other securities, (iii) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any Shares or any other security, whether payable in cash, securities or other property (other than as permitted by the Agreement), (iv) altered or proposed to alter any material term of any outstanding security or material Contract, permit or license, (v) incurred, agreed to incur or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization or business operations, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced or (vii) entered into any other agreement or otherwise effected any other arrangement with any other party or with any one or more of the officers or other employees of the Company that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or result in a Diminution in Value; or

(e) the Company or any of its Subsidiaries shall have amended or proposed or authorized any amendment to its memorandum and articles of association or similar organizational documents or Parent shall have learned that the Company or any of its Subsidiaries shall have proposed, adopted or recommended any such amendment which has not previously been publicly disclosed by the Company prior to the date hereof, and also set forth in filings with the SEC; or

(f) a tender or exchange offer for some portion or all of the Shares shall have been commenced or publicly proposed to be made by another person (including the Company or its Subsidiaries), or it shall have been publicly disclosed or Parent shall have learned that (i) any person (including the Company or its Subsidiaries), entity or “group” (as defined in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire more than 5% of the Shares, or shall have been granted any option or right, conditional or otherwise, to acquire more than 5% of the Shares, other than acquisitions for bona fide arbitrage purposes and other than acquisitions that have been publicly disclosed in a Schedule 13D or 13G (or amendment thereto) on or prior to the date hereof; (ii) any such person, entity or group who has publicly disclosed any such ownership of more than 5% percent of the Shares prior to such date shall have acquired or proposed to acquire additional Shares constituting more than 1% of the Shares, or shall have been granted any option or right to acquire more than 1% of the Shares; (iii) any new group was, or is, formed which beneficially owns more than 5% of the outstanding Shares; (iv) any person, entity or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for some portion or all of the Shares or a merger, consolidation or other business combination or sale of assets (other than in the ordinary course of business) with or involving the Company or any of its affiliates or Subsidiaries; or (v) any person shall have made a public announcement reflecting an intent to acquire the Company or assets or securities of the Company; or

(g) Parent shall have become aware that (i) one or more governmental or other third party consents, waivers or approvals are required for or in connection with the consummation of the Offer under any Law or Contract binding on the Company or any of its affiliates, (ii) any of the applicable consents, waivers or approvals have not been obtained and (iii) the failure to obtain such consents, waivers or approvals would reasonably be expected to prohibit or impose material limitations on Parent’s acquisition, ownership or operation of all or any of the Shares (including, without limitation, the right to vote the Shares purchased by Parent, on an equal basis with all other Shares, on all matters presented to the shareholders of the Company); or

(h) the PRC shall have adopted any legislation, regulation or rule, including, without limitation, any legislation, regulation or rule that, in Parent’s sole opinion, could materially harm the Company’s business or limit the Company’s ability to operate or implement its business plan; or

(i) the Company shall have failed to properly register in the books and records of the Company the transfers of the Shares that are accepted for payment by Merger Sub.

The determination as to whether any condition has been satisfied shall be in the reasonable judgment of Parent and, subject to applicable Law, will be final and binding on all parties. The foregoing conditions are for the sole benefit of Parent and Merger Sub and may be waived only by Parent or Merger Sub, and then, in whole or in part, at any time and from time to time in the sole discretion of Parent or Merger Sub. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time in accordance with the terms of the Agreement.